UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the three months ended March 31, 2026
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statement No. 333-289121 on Form F-3 (including the related prospectus and the prospectus supplements filed with the SEC (as defined herein) on April 30, 2026) and Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333‑208728, 333‑199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission (“SEC”).

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us” or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2025, considering Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission. The Consolidated Financial Statements are included in the 2025 Form 20-F.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the other countries in which we operate in South America and Central America.
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of and for the three months ended March 31, 2026 presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”) and included herewith.
•“2025 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on February 20, 2026.
In this report, “$”, “US$”, “USD”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “forecast”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Business Overview”; and
•“Operating and Financial Review and Prospects”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the 2025 Form 20-F.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or changes in the institutional environment in the countries in which we operate and/or to whose sovereign debt we are exposed, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, Mexico’s and Turkey’s, among other factors. Financial and macroeconomic volatility may increase as a result of, among other factors, U.S. administration policies, including tariffs and fiscal and regulatory changes. The effects of, and uncertainty arising from, these policies and large fiscal deficits could further increase the U.S. risk premium, pushing up long-term sovereign yields and further weakening the U.S. dollar, and they may spark further market instability;
•the effects of geopolitical tensions and economic challenges in recent years including, among other factors, the ongoing conflicts in Ukraine and in the Middle East, in particular, in Iran, the escalation of trade tariffs globally, and changes in policies generally. Such tensions have contributed to recent increases in energy prices and may lead to further volatility or sustained rises in the prices of oil, gas and other energy-intensive inputs. Interventionist actions by the United States in South America could also constitute a significant source of risk. Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including heightened inflationary pressures, tighter financial conditions and an increased risk of a global economic slowdown or recession;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including energy prices), inflation or deflation and, in particular, as of the date of this report on Form 6-K, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where we operate (which may impact default rates) and low real interest rates in Turkey (which may affect our margins);
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system). Further, emerging economies generally face higher anti-money laundering and environmental, social and governance (“ESG”) risk levels;
•in Spain, political, regulatory and economic uncertainty may have a negative impact on economic activity, and there is a risk that public policies could be adopted that have an adverse impact on the economy or our business;
•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s, Mexico’s and Turkey’s respective credit ratings;

•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere, including the impact of the still-prevailing high interest rates and the escalation of trade tariffs globally on the Group’s results of operations (including potential mark-to-market losses on securities portfolios, reduced demand for credit, increased funding costs and higher default rates). Moreover, any interest rate reductions may result in higher inflation and adversely affect the Group’s results of operations;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•the effects of competition in the markets in which we operate and the rise of neobanks (a new generation of financial institutions that operate exclusively online), which may be affected by regulation or deregulation affecting us or our competitors, and our ability to manage information technology obsolescence, implement technological advances on a timely basis or at all and effectively capture the benefits of emerging technologies, including cloud computing, artificial intelligence, big data analysis, crypto currencies and alternative payment systems;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity, provision and consumer protection requirements, and the increasing tax burden;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding and our ability to receive dividends and other funds from our subsidiaries;
•the effectiveness of our debt recovery policy, including our ability to recover aged non-performing loans;
•our ability to hedge certain risks economically, including exchange rate risk;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing ESG standards, including our ability to meet any ESG expectations, targets or obligations and the cost thereof;
•our ability to address risks related to artificial intelligence, including its use by us, by our competitors and by third-party actors, and the effect artificial intelligence may have on our business and those of our counterparties;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in the Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations, as well as legal and regulatory actions and proceedings against other financial institutions, especially if such actions or proceedings result in rulings that affect the industry generally or lead to changes in the Group’s practices;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;

•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal control and internal risk models and our ability to anticipate events that are not captured or fully accounted for in the risk models we use or which otherwise requires us to successfully adjust our risk parameters, risk appetite framework and estimations to account for the foregoing and any changes in market conditions; and
•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy, targets or expectations, including as a result of the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented in the Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the EU.
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in the 2025 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
The financial information as of December 31, 2025 and for the three months ended March 31, 2025 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports as a result of certain intra-group adjustments referred to in the section “—Changes in Intra-Group Adjustments” herein.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements and the discussion included in this report. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.3 to the Unaudited Condensed Interim Consolidated Financial Statements.
Hyperinflationary Economies
The Turkish, Argentine and Venezuelan economies have been considered hyperinflationary, as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”, since 2022, 2018 and 2008, respectively. All the components of the financial statements (including income statement items) of entities located in such countries1 (in each case, for any period in which the relevant economy was considered to be hyperinflationary) have been converted at the relevant period-end exchange rate for inclusion in our consolidated financial statements, and the resulting conversion differences have been recorded within “Accumulated other comprehensive income (loss)” in accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates”.
See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” to hyperinflationary economies.
Share Buyback Program
On December 19, 2025, and after receiving the required authorization from the European Central Bank (“ECB”), by means of an Inside Information notice (información privilegiada) BBVA announced that its Board of Directors, at its meeting held on December 18, 2025, had agreed to carry out the execution of a framework share buyback program, all in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 (the "Regulations"), which will be executed in several tranches for a maximum monetary amount of €3,960 million with the purpose of reducing BBVA's share capital (the "Framework Program"), without prejudice to the possibility of suspending or terminating the Framework Program early if circumstances so warrant. It also announced that the Board of Directors agreed to execute a first tranche of the Framework Program in compliance with the Regulations, for the purpose of reducing BBVA's share capital for a maximum monetary amount of €1,500 million (the "First Tranche"). The execution was carried out externally by J.P. Morgan SE.
1 With respect to Turkey, IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank BBVA International N.V. in the Netherlands.

By means of an Other Relevant Information notice (otra información relevante) dated March 6, 2026, BBVA announced the completion of the execution of the First Tranche of the Framework Program, having reached the maximum monetary amount of€1,500 million and having acquired, between December 22, 2025 and March 6, 2026, 74,963,302 own shares representing approximately 1.31% of BBVA's share capital as of that date.
On March 31, 2026, BBVA notified through an Other Relevant Information notice the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 20, 2026, under item 5 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €36,732,017.98 and the consequent redemption, charged to unrestricted reserves, of the 74,963,302 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the First Tranche of the Framework Program and which were held as treasury shares (see Notes 24 and 25).
In connection with the communication dated December 19, 2025, on March 20, 2026, BBVA announced by means of an Inside Information notice (información privilegiada) that its Board of Directors, at its meeting held on such day, within the scope of the Framework Program, had agreed to execute a second tranche of the Framework Program in compliance with the Regulations for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,000 million (the "Second Tranche"). The execution was carried out externally through Citigroup Global Markets Europe AG.
By means of an Other Relevant Information notice (otra información relevante) dated April 17, 2026, BBVA announced the completion of the execution of the Second Tranche of the Framework Program, having reached the maximum monetary amount of €1,000 million. Between March 23 and April 17, 2026, a total of 52,800,888 own shares, representing approximately 0.94% of BBVA's share capital as of that date were acquired. The amortization of such shares and such capital reduction are pending execution as of the date of publication of this report.
Changes in Intra-Group Adjustments
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial expenses were reallocated, in particular, between Spain, Mexico, South America and Rest of Business and the Corporate Center. In order to make the segment information as of December 31, 2025 and for the three months ended March 31, 2025 included herein comparable with the segment information as of and for the three months ended March 31, 2026, segment information as of December 31, 2025 and for the three months ended March 31, 2025 included herein has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements for information on our operating segments.
Statistical and Financial Information
The following principles should be noted in reviewing the statistical (if any) and financial information contained herein:
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

BUSINESS OVERVIEW
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA places sustainability at the core of its strategy. Sustainability is impacting the banking business, affecting not only relations with customers but also internal processes.
Operating Segments
As of March 31, 2026, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2025.
Set forth below are the Group’s current five operating segments:
•Spain;
•Mexico;
•Turkey;
•South America; and
•Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a corporate function; management of structural exchange rate positions carried out by the Assets & Liabilities Management unit (“ALCO”), including currency hedging; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners.
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial expenses were reallocated, in particular, between Spain, Mexico, South America and Rest of Business and the Corporate Center. In order to make the segment information as of December 31, 2025 and for the three months ended March 31, 2025 included herein comparable with the segment information as of and for the three months ended March 31, 2026, segment information as of December 31, 2025 and for the three months ended March 31, 2025 included herein has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of March 31, 2026 and December 31, 2025 was as follows:

	As of March 31, 2026	As of December 31, 2025
	(In Millions of Euros)
Spain	474,365	458,090
Mexico	185,748	182,654
Turkey	94,215	90,702
South America	81,103	76,624
Rest of Business	95,249	88,354
Subtotal Assets by Operating Segment	930,680	896,424
Corporate Center	(36,413)	(36,848)
Total Assets BBVA Group	894,267	859,576

The following tables set forth certain summarized information relating to the profit (loss) attributable to the parent company and income, respectively, for each of BBVA’s operating segments and the Corporate Center for the three months ended March 31, 2026 and 2025. Such information is presented under management criteria; however, for the three months ended March 31, 2026 and 2025, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company and income for each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—Results of operations by operating segment for the three months ended March 31, 2026 compared with the three months ended March 31, 2025”.

	Profit / (Loss) Attributable to Parent Company		% of Profit / (Loss) Attributable to Parent Company (1)
	Three months ended March 31,
	2026	2025	2026	2025
	(In Millions of Euros)		(In Percentage)
Spain	1,095	1,012	33.2	35.0
Mexico	1,453	1,329	44.1	45.9
Turkey	263	158	8.0	5.5
South America	249	214	7.6	7.4
Rest of Business	236	180	7.2	6.2
Subtotal operating segments	3,295	2,893	100.0	100.0
Corporate Center	(305)	(195)
Profit attributable to parent company	2,989	2,698
(1) Based on subtotal from operating segments.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
March 2026
Net interest income / (expense)	1,656	3,136	1,121	1,474	232	(83)	7,537
Gross income	2,653	4,274	1,712	1,626	595	(208)	10,652
Operating profit / (loss) before tax	1,575	2,064	666	561	300	(443)	4,722
Profit / (loss) attributable to parent company	1,095	1,453	263	249	236	(305)	2,989
March 2025
Net interest income / (expense)	1,598	2,767	701	1,232	188	(88)	6,398
Gross income	2,518	3,705	1,267	1,439	435	(40)	9,324
Operating profit / (loss) before tax	1,538	1,847	453	507	230	(228)	4,348
Profit / (loss) attributable to parent company	1,012	1,329	158	214	180	(195)	2,698

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center as of March 31, 2026 and December 31, 2025. Information relating to the Turkey operating segment as of March 31, 2026 has been presented under management criteria. Therefore, in the case of the table relating to March 31, 2026, the summarized information relating to the balance sheet of the operating segments and the Corporate Center is reconciled to the summarized balance sheet information of the Group. The “Adjustments” column in the table as of March 31, 2026 shows the differences between the Group balance sheet information and the balance sheet information calculated in accordance with management criteria used to report segment financial information.

	As of March 31, 2026
	Spain	Mexico	Turkey (1)	South America	Rest of Business	Total Operating Segments	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Total Assets	474,365	185,748	94,215	81,103	95,249	930,680	(36,413)	—	894,267
Cash, cash balances at central banks and other demand deposits	11,503	9,434	9,593	8,279	7,545	46,354	(256)	(189)	45,909
Financial assets at fair value (2)	134,513	59,481	8,133	11,665	2,612	216,405	2,884	(120)	219,169
Financial assets at amortized cost	268,949	109,712	71,519	57,431	84,390	592,001	(680)	(3,823)	587,499
Loans and advances to customers	195,110	101,835	56,952	53,644	75,432	482,974	(1,246)	(2,779)	478,949
Total Liabilities	458,891	174,163	84,825	73,714	89,734	881,327	(47,864)	—	833,463
Financial liabilities held for trading and designated at fair value through profit or loss	95,873	30,966	1,868	2,531	772	132,010	(3,892)	—	128,117
Financial liabilities at amortized cost - Customer deposits	248,520	99,308	65,433	56,996	38,048	508,304	(51)	(3,194)	505,059
Total Equity	15,474	11,584	9,390	7,389	5,516	49,353	11,451	—	60,804
Assets under management	118,976	72,169	26,823	9,454	755	228,176
Mutual funds	92,741	64,611	19,208	9,454	—	186,014
Pension funds	26,234	—	7,615	—	755	34,604
Other placements	—	7,558	—	—	—	7,558
(1)As a result of the agreement for the sale of the Romanian subsidiaries of Garanti BBVA, the assets and liabilities of the affected companies were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, in the Group´s consolidated balance sheet as of March 31, 2026. However, information in this section is presented under management criteria, pursuant to which the related balance sheet items in the Turkey operating segment have not been reclassified into these line items and are shown instead in their pre-reclassification line items as of March 31, 2026.

(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center	Group
	(In Millions of Euros)
Total Assets	458,090	182,654	90,702	76,624	88,354	896,424	(36,848)	859,576
Cash, cash balances at central banks and other demand deposits	19,929	10,417	9,061	8,073	11,559	59,039	(202)	58,837
Financial assets at fair value (1)	119,910	60,136	5,010	10,602	1,928	197,587	(3,314)	194,272
Financial assets at amortized cost	263,437	105,494	72,047	54,283	74,292	569,552	(660)	568,893
Loans and advances to customers	192,959	97,259	53,745	51,235	66,418	461,618	(1,217)	460,401
Total Liabilities	442,920	171,639	81,467	69,352	83,152	848,529	(50,752)	797,778
Financial liabilities held for trading and designated at fair value through profit or loss	82,785	32,584	1,690	2,430	764	120,252	(9,918)	110,334
Financial liabilities at amortized cost - Customer deposits	251,430	93,855	62,984	53,375	40,932	502,577	(75)	502,501
Total Equity	15,171	11,015	9,235	7,271	5,202	47,895	13,903	61,798
Assets under management	119,535	69,533	26,290	8,271	736	224,365
Mutual funds	92,820	62,657	19,436	8,271	—	183,183
Pension funds	26,715	—	6,855	—	736	34,306
Other placements	—	6,876	—	—	—	6,876
(1)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €11,503 million as of March 31, 2026, a 42.3% decrease compared with the €19,929 million recorded as of December 31, 2025, mainly driven by the widening of the credit gap, the purchase of debt securities and the payment of dividends, partially offset by the proceeds of debt issuances completed during the three months ended March 31, 2026.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €134,513 million as of March 31, 2026, a 12.2% increase from the €119,910 million recorded as of December 31, 2025, mainly as a result of the increase in holdings of sovereign debt securities of European countries, the increase in derivatives and the increase in loans and advances through reverse repurchase agreements in the corporate portfolio, all of which were recorded under “Financial assets held for trading”.
Financial assets at amortized cost of this operating segment as of March 31, 2026 amounted to €268,949 million, a 2.1% increase compared with the €263,437 million recorded as of December 31, 2025. Within this heading, loans and advances to customers amounted to €195,110 million as of March 31, 2026, a 1.1% increase compared with the €192,959 million recorded as of December 31, 2025, mainly due to increases in the corporate loan portfolio, consumer loans, including credit cards, and mortgage loans. In addition within this heading, debt securities of this operating segment as of March 31, 2026 amounted to €58,015 million, a 4.5% increase compared with the €55,491 million recorded as of December 31, 2025.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2026 amounted to €95,873 million, a 15.8% increase compared with the €82,785 million recorded as of December 31, 2025, mainly due to the increase in deposits (through repurchase agreements), supported by higher liquidity in the financial system and, to a lesser extent, the increase in derivatives.
Customer deposits at amortized cost of this operating segment as of March 31, 2026 amounted to €248,520 million, a 1.2% decrease compared with the €251,430 million recorded as of December 31, 2025, mainly due to the decrease in corporate time deposits and time deposits from public institutions within the Corporate and Investment Banking portfolio affected by the usual seasonality of the quarter.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of March 31, 2026 amounted to €118,976 million, a 0.5% decrease compared with the €119,535 million recorded as of December 31, 2025.

This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) decreased to 2.9% as of March 31, 2026 from 3.0% as of December 31, 2025. This ratio was positively affected by a decrease in the amount of non-performing mortgage loans due to recoveries, and a portfolio sale, alongside the increases in the corporate loan portfolio, consumer loans, including credit cards, and mortgage loans, increasing the overall loans and advances to customers in the ratio’s denominator. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) increased to 69% as of March 31, 2026 from 67% as of December 31, 2025, as a result, in part, of the fact that the reduction in non-performing mortgage loans was concentrated in secured loans (mortgages), which typically carry a lower coverage level than the portfolio’s average.
Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso appreciated by 2.0% against the euro as of March 31, 2026 compared with December 31, 2025, positively affecting the business activity of the Mexico operating segment as of March 31, 2026 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €9,434 million as of March 31, 2026, a 9.4% decrease compared with the €10,417 million recorded as of December 31, 2025, mainly driven by the decrease in cash balances at the Mexican Central Bank (“BANXICO”), as a result of the reduction in repurchase agreements activity, partially offset by the proceeds of debt issuances completed during the three months ended March 31, 2026.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2026 amounted to €59,481 million, a 1.1% decrease from the €60,136 million recorded as of December 31, 2025 mainly due to a decrease in trading derivatives, partially offset by the increase in loans and advances through reverse repurchase agreements recorded under “Financial assets held for trading”.
Financial assets at amortized cost of this operating segment as of March 31, 2026 amounted to €109,712 million, a 4.0% increase compared with the €105,494 million recorded as of December 31, 2025. Within this heading, loans and advances to customers of this operating segment as of March 31, 2026 amounted to €101,835 million, a 4.7% increase compared with the €97,259 million recorded as of December 31, 2025, mainly attributable to increases in the volume of loans to non-financial corporations and consumer loans supported by commercial campaigns.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2026 amounted to €30,966 million, a 5.0% decrease compared with the €32,584 million recorded as of December 31, 2025, mainly as a result of the decrease in trading derivatives.
Customer deposits at amortized cost of this operating segment as of March 31, 2026 amounted to €99,308 million, a 5.8% increase compared with the €93,855 million recorded as of December 31, 2025, primarily due to increases in demand deposits from the general governments portfolios.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of March 31, 2026 amounted to €72,169 million, a 3.8% increase compared with the €69,533 million as of December 31, 2025, mainly as a result of the continuing search by customers for higher-return investments, which continued to boost mutual funds.
This operating segment’s non-performing loan ratio (as defined herein) decreased to 2.6% as of March 31, 2026 from 2.7% as of December 31, 2025, mainly due to increases in activity and decreases in the non-performing retail loan portfolios. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 129% as of March 31, 2026 from 124% as of December 31, 2025.

Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in the banking, insurance and asset management business in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in Romania and the Netherlands.
On March 28, 2026, Garanti BBVA reached an agreement with Raiffeisen Bank SA—the Romanian subsidiary of the Austrian bank Raiffeisen Bank International AG (RBI)—to sell 100% of Garanti BBVA’s subsidiaries in Romania.The consideration is subject to certain adjustments for matters between the signing and closing dates of the transaction. The transaction is expected to close during the fourth quarter of 2026, subject to obtaining the relevant regulatory authorizations from the competent authorities. As a result of the execution of the aforementioned agreement, the assets and liabilities of the affected companies were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” in the Group’s consolidated balance sheet as of March 31, 2026. However, information in this section is presented under management criteria, pursuant to which the related balance sheet items in the Turkey operating segment have not been reclassified into these line items and are shown instead in their pre-reclassification line items as of March 31, 2026. The profit (loss) of these companies was not reclassified to “Profit / (loss) from discontinued operations, net” in either the Group’s consolidated income statement or the Turkey operating segment for the three months ended March 31, 2026, and has been included instead within each corresponding line item in the consolidated income statement.
The Turkish lira depreciated by 1.3% against the euro as of March 31, 2026 compared to December 31, 2025, adversely affecting the business activity of the Turkey operating segment as of March 31, 2026 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Cash, cash balances at central banks and other demand deposits amounted to €9,593 million as of March 31, 2026, a 5.9% increase compared with the €9,061 million recorded as of December 31, 2025, mainly driven by the increase in equity, due to retained earnings, partially offset by an increase in the credit gap (loans grew more than deposits).
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2026 amounted to €8,133 million, a 62.3% increase from the €5,010 million recorded as of December 31, 2025, mainly due to the purchase of short term debt securities, as part of the liquidity management strategy during the three months ended March 31, 2026.
Financial assets at amortized cost of this operating segment as of March 31, 2026 amounted to €71,519 million, a 0.7% decrease compared with the €72,047 million recorded as of December 31, 2025. Within this heading, loans and advances to customers of this operating segment as of March 31, 2026 amounted to €56,952 million, a 6.0% increase compared with the €53,745 million recorded as of December 31, 2025, mainly due to the increase in the volume of Turkish lira-denominated commercial loans and credit cards, due, in part, to the measures adopted by the Turkish authorities (e.g., the lessening of loan reserve requirements) to encourage Turkish lira-denominated loans. In addition, within this heading, debt securities of this operating segment as of March 31, 2026 amounted to €5,973 million, a 5.2% decrease compared with the €6,299 million recorded as of December 31, 2025, as a result of decreases in the volume of local currency-denominated bonds as part of our liquidity management measures. Further, loans and advances to central banks decreased in the three months ended March 31, 2026, mainly driven by changes in the reserve requirement framework applicable to Turkish lira deposits introduced by the Central Bank of the Republic of Turkey (“CBRT”), which reduced the amount of required balances held with the central bank.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2026 amounted to €1,868 million, a 10.5% increase compared with the €1,690 million recorded as of December 31, 2025, mainly due to the increase trading derivatives.
Customer deposits at amortized cost of this operating segment as of March 31, 2026 amounted to €65,433 million, a 3.9% increase compared with the €62,984 million recorded as of December 31, 2025, mainly due to the increase in Turkish lira-denominated wholesale time deposits and retail demand deposits as a result of high interest rates, supporting new inflows into Turkish lira-denominated savings products.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of March 31, 2026 amounted to €26,823 million, a 2.0% increase compared with the €26,290 million as of December 31, 2025.
The non-performing loan ratio (as defined herein) of this operating segment increased to 4.1% as of March 31, 2026 from 3.9% as of December 31, 2025, mainly as a result of increases in the balance of non-performing retail loans, partially offset by the increase in the volume of Turkish lira-denominated consumer and wholesale loans, and the sale of non-performing loan portfolios and certain recoveries. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 74% as of March 31, 2026 from 76% as of December 31, 2025.
South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay, Venezuela and Brazil.
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Peru, Uruguay, Venezuela and Brazil.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of March 31, 2026, the Argentine peso and the Colombian peso appreciated against the euro by 6.9% and 4.6% respectively, compared to December 31, 2025. On the other hand, the Peruvian sol depreciated by 1.8%, compared to December 31, 2025. Other currencies in the region have less impact on our financial condition and results of operations. Overall, changes in exchange rates resulted in a positive exchange rate effect on the business activity of the South America operating segment as of March 31, 2026 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of March 31, 2026 and December 31, 2025, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Cash, cash balances at central banks and other demand deposits as of March 31, 2026 amounted to €8,279 million, a 2.6% increase compared with the €8,073 million recorded as of December 31, 2025, mainly driven by the appreciation of the Argentine peso and the Colombian peso against the euro, and supported by the credit gap tightening (as deposits increased more than loans) in the region.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2026 amounted to €11,665 million, a 10.0% increase compared with the €10,602 million recorded as of December 31, 2025, mainly due to the increase in derivatives in Argentina and trading derivatives and loans and advances in Colombia, and the appreciation of the Argentine peso and the Colombian peso against the euro, partially offset by the decrease in debt securities in Colombia.
Financial assets at amortized cost of this operating segment as of March 31, 2026 amounted to €57,431 million, a 5.8% increase compared with the €54,283 million recorded as of December 31, 2025. Within this heading, loans and advances to customers of this operating segment as of March 31, 2026 amounted to €53,644 million, a 4.7% increase compared with the €51,235 million recorded as of December 31, 2025, mainly as a result of increases in household loans and corporate loans in Argentina and Colombia (supported by the appreciation of the Argentine peso and the Colombian peso against the euro).
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2026 amounted to €2,531 million, a 4.2% increase compared with the €2,430 million recorded as of December 31, 2025, mainly due to increases in derivatives in Colombia and the appreciation of the Argentine peso and the Colombian peso against the euro, partially offset by the decrease in deposits in Colombia.
Customer deposits at amortized cost of this operating segment as of March 31, 2026 amounted to €56,996 million, a 6.8% increase compared with the €53,375 million recorded as of December 31, 2025, mainly as a result of increases in demand deposits from general governments in Colombia and Argentina, increases in time deposits from SMEs and demand deposits from households in Peru, and the appreciation of the Argentine peso and the Colombian peso against the euro.

Off-balance sheet funds of this operating segment (which includes “Mutual funds”, including customers’ portfolios, in Argentina, Colombia and Peru) as of March 31, 2026 amounted to €9,454 million, a 14.3% increase compared with the €8,271 million as of December 31, 2025, mainly due to increases in mutual funds in Argentina and Colombia, as a result of the shift towards higher-return investments, and the appreciation of the Argentine peso and the Colombian peso against the euro.
The non-performing loan ratio (as defined herein) of this operating segment increased to 4.2% as of March 31, 2026 from 4.0% as of December 31, 2025, mainly as a result of the higher impairment requirements in the retail loan portfolio in Argentina, partially offset by the decrease in non-performing loans in the retail portfolios in Peru and Colombia. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 90% as of March 31, 2026, from 92% as of December 31, 2025 as a result of the abovementioned increases in non-performing loans in the retail portfolio in Argentina.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia, as well as the Group's digital banks in Italy and Germany.
The U.S. dollar appreciated by 2.2% against the euro as of March 31, 2026 compared to December 31, 2025, positively affecting the business activity of the Rest of Business operating segment as of March 31, 2026 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of March 31, 2026 amounted to €7,545 million, a 34.7% decrease compared with the €11,559 million recorded as of December 31, 2025, mainly driven by the credit gap widening within this operating segment (as loans increased and deposits decreased).
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of March 31, 2026 amounted to €2,612 million, a 35.5% increase compared with the €1,928 million recorded as of December 31, 2025, mainly as a result of the increase in loans and advances through reverse repurchase agreements in the corporate portfolio, and the increase in holdings of sovereign debt securities of European countries, all of which were recorded under “Financial assets held for trading”.
Financial assets at amortized cost of this operating segment as of March 31, 2026 amounted to €84,390 million, a 13.6% increase compared with the €74,292 million recorded as of December 31, 2025. Within this heading, loans and advances to customers of this operating segment as of March 31, 2026 amounted to €75,432 million, a 13.6% increase compared with the €66,418 million recorded as of December 31, 2025, mainly due to increased wholesale loans in the New York branch and Europe driven by increased activity, supported by a relatively low interest rate environment and the evolution of market conditions.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of March 31, 2026 amounted to €772 million, a 1.0% increase compared with the €764 million recorded as of December 31, 2025.
Customer deposits at amortized cost of this operating segment as of March 31, 2026 amounted to €38,048 million, a 7.0% decrease compared with the €40,932 million recorded as of December 31, 2025, mainly as a result of a decrease in corporate time deposits in the New York branch and Europe due, in part, to the shift towards liquid trading financial instruments, partially offset by the increase in household demand deposits.
Off-balance sheet funds of this operating segment (which consists of “Pension funds”, including customers’ portfolios) as of March 31, 2026 amounted to €755 million, a 2.6% increase compared with the €736 million recorded as of December 31, 2025.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 0.1% as of March 31, 2026 from 0.2% as of December 31, 2025, mainly due to increased wholesale loan activity in the New York branch and Europe (which led to an increase in the denominator). This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 197% as of March 31, 2026, from 172% as of December 31, 2025, mainly as a result of increases in the coverage level of certain corporate loans.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2025 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements and the discussions in this report. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.3 to the Unaudited Condensed Interim Consolidated Financial Statements.
See Note 6.2 to the Unaudited Condensed Interim Consolidated Financial Statements for information on the measurement of expected credit loss.
Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Set forth below are the main factors that affect the comparability of the Group’s results of operations for the three months ended March 31, 2026 and 2025, and the Group’s financial condition as of March 31, 2026 and December 31, 2025, respectively.
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally the Mexican peso, Turkish lira, Argentine peso, Colombian peso, Peruvian sol and U.S. dollar. For example, if these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the economy was considered to be hyperinflationary) are converted at the period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in the Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the three months ended March 31, 2026 and March 31, 2025, and as period-end exchange rates as of March 31, 2026 and December 31, 2025, according to the ECB.

	Average Exchange Rates		Period-End Exchange Rates (1)
	For the three months ended March 31, 2026	For the three months ended March 31, 2025	As of March 31, 2026	As of December 31, 2025
Mexican peso	20.5483	21.4988	20.7101	21.1180
Turkish lira			51.1433	50.4838
U.S. dollar	1.1703	1.0523	1.1498	1.1750
Argentine peso			1,603.8829	1,714.8146
Colombian peso	4,325.9397	4,411.0018	4,219.7200	4,414.5690
Peruvian sol	3.9632	3.8905	4.0220	3.9486

(1)The period-end exchange rate as of March 31, 2025 of the Turkish lira and the Argentine peso against the euro was 41.0399 and 1,160.8551, respectively.
During the three months ended March 31, 2026, the Mexican peso and the Colombian peso appreciated against the euro in average terms compared with the same period of the prior year. On the other hand, during the three months ended March 31, 2026, the U.S. dollar, and, to a lesser extent, the Peruvian sol, depreciated against the euro in average terms compared with the same period of the prior year.
In terms of period-end exchange rates, the Argentine peso, the Colombian peso, the U.S. dollar, and the Mexican peso appreciated against the euro compared with the exchange rates as of December 31, 2025. On the other hand, the Peruvian sol and the Turkish lira depreciated against the euro compared with the exchange rates as of December 31, 2025.
The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the period-end exchange rates of the Argentine peso and the Turkish lira used to convert income statement items pursuant to IAS 21) and positive for the balance sheet (mainly due to the appreciation of the Argentine peso, the Colombian peso, the U.S. dollar and the Mexican peso against the euro).
When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods (except with respect to hyperinflationary economies, where we have used the period-end exchange rate of the more recent period for both periods) and, with respect to balance sheet amounts, we have used the period-end exchange rate of the more recent period for both period ends.
Macroeconomic and geopolitical conditions
The Group is vulnerable to deteriorating economic conditions and changes in the institutional environment in the countries in which it operates, and is exposed to sovereign debt, particularly in Spain, Mexico and Turkey.
The global economy is facing significant changes, due in part to the policies of the U.S. administration and, more recently, the conflict in Iran. Uncertainty about the consequences is exceptionally high, substantially increasing geopolitical, economic, and financial risks.
Tensions in the Middle East have recently led to increases in prices of oil, gas, and energy-intensive goods. The prolongation or escalation of such tensions may result in further volatility or sustained increases in global energy prices, generate strong inflationary pressures, increase financial volatility, and weigh on economic growth, potentially contributing to a global economic slowdown, and constraining the policy flexibility of major central banks. This is compounded by the continuation of the conflict in Ukraine and the potential reactivation of other geopolitical flashpoints, such as Greenland, or recent developments in Latin America linked to possible interventions by the U.S. administration. In response to these risks and to changes in U.S. foreign policy, the European Union has taken steps to increase military spending, which could support growth but also add upward pressure on inflation and interest rates in the region.
The increase in U.S. tariffs on imports from its trading partners has also triggered financial market volatility, reinforcing global-wide risks. The level and duration of these tariffs, and uncertainty in connection therewith, could negatively impact the global economy, worsening the prospects for the macroeconomic environment. As a result of the tariffs already adopted or announced, global growth could slow significantly.
While fiscal stimulus and monetary easing measures could partially offset the impact of trade protectionism, particularly in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakening confidence levels and financial volatility, among other factors.
Increased tariffs also raise the risk of inflation in the United States and the Eurozone, which could further slow private demand and constrain the Federal Reserve’s and ECB’s ability to lower rates if warranted by activity.
Beyond import tariffs, tighter controls on migration flows in the United States could also affect the labor market, add to inflationary pressures and weigh on economic growth. The U.S. administration’s fiscal, monetary, regulatory, industrial and foreign policies, among others, could likewise contribute to financial and macroeconomic volatility. This is compounded by concerns that the Federal Reserve’s independence in decision-making may be weakened by political considerations.

Amid heightened uncertainty over U.S. policies and large fiscal deficits, the U.S. risk premium has increased, pushing up long-term sovereign yields and weakening the U.S. dollar. These developments could also spark episodes of volatility, especially given the high public debt levels in both developed and emerging economies. The relatively high valuations of assets linked to artificial intelligence also represent a source of uncertainty, with potential implications in the financial markets.
Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including an economic recession.
The Group is exposed, among others, to the following general risks related to the economic and institutional environment in the countries where it operates: changes in economic activity, including potential recession scenarios; inflationary pressures that could lead to tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of a protectionist escalation or a sharp rise in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or defaults or debt restructurings; the impact of policies adopted by the current U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those seen recently, that could result in significant losses for the Group.
In Spain, political, regulatory, and economic conditions may have a negative impact on activity. In Mexico, there is considerable uncertainty regarding the impact of recently approved constitutional and institutional reforms, and the policies of the U.S. administration and the outcome of the review of the USMCA have already adversely affected the country’s economy and deteriorated its prospects. In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Recent political and social tensions and the geopolitical situation in the Middle East could also trigger new episodes of financial volatility and macroeconomic risks. Further, our activities in Turkey have been affected by the regulation and monetary policy adopted by the CBRT in recent years. In South America, ongoing and potential interventionist actions by the United States in some of its countries constitute a significant source of risk. In Argentina, despite the improvement in prospects following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turmoil persists amid heightened political uncertainty. Lastly, in Colombia and Peru, meteorological events, political tensions, and a deterioration of public finances could weigh on economic performance.
Any of these factors may have a significant adverse effect on the Group’s business, financial condition and results of operations.

BBVA Group results of operations for the three months ended March 31, 2026 compared with the three months ended March 31, 2025
The table below shows the Group’s unaudited condensed interim consolidated income statements for the three months ended March 31, 2026 and 2025.

	For the three months ended March 31,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Interest and other income	15,624	14,720	6.1
Interest expense	(8,086)	(8,321)	(2.8)
Net interest income	7,537	6,398	17.8
Dividend income	22	9	142.4
Share of profit or loss of entities accounted for using the equity method	26	9	182.8
Fee and commission income	3,716	3,297	12.7
Fee and commission expense	(1,460)	(1,237)	18.0
Net gains (losses) on financial assets and liabilities (1)	925	1,020	(9.3)
Exchange differences, net	(10)	(72)	(86.4)
Other operating income	208	177	17.3
Other operating expense	(773)	(648)	19.2
Income on insurance and reinsurance contracts	1,038	1,294	(19.8)
Expense on insurance and reinsurance contracts	(577)	(923)	(37.5)
Gross income	10,652	9,324	14.2
Administration costs	(3,631)	(3,184)	14.0
Personnel expense	(2,201)	(1,901)	15.8
Other administrative expense	(1,430)	(1,283)	11.4
Depreciation and amortization	(418)	(378)	10.4
Net margin before provisions (3)	6,604	5,762	14.6
Provisions or reversal of provisions	(64)	(51)	26.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,820)	(1,385)	31.4
Impairment or reversal of impairment on non-financial assets	(4)	(1)	164.9
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	1	4	(0.1)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	5	19	(75.7)
Operating profit / (loss) before tax	4,722	4,348	8.6
Tax expense or income related to profit or loss from continuing operations	(1,534)	(1,466)	4.6
Profit / (loss)	3,189	2,882	10.6
Profit / (loss) attributable to parent company	2,989	2,698	10.8
Profit / (loss) attributable to non-controlling interests	199	184	8.1
(1)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Not meaningful.
(3)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The changes in our unaudited condensed interim consolidated income statements for the three months ended March 31, 2026 and 2025 were as follows:
Net interest income
Net interest income for the three months ended March 31, 2026 amounted to €7,537 million, a 17.8% increase compared with the €6,398 million recorded for the three months ended March 31, 2025, mainly as a result of (i) the higher volume of Turkish lira-denominated loans supported by the lessening, throughout 2025, of the loan reserve requirements imposed by the CBRT (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2025 Form 20-F), and the higher customer spread (calculated as the average rate at which assets are remunerated, less the equivalent average rate for deposits) in Turkey; (ii) increases in the volume of SMEs and consumer loans, supported by commercial campaigns, and the securities portfolio in Mexico; (iii) higher customer spread as a result of the lower overall funding costs in the corporate and retail portfolios, due to interest rate decreases, with liabilities repricing faster than assets in Argentina; and (iv) lower wholesale funding costs in Mexico and Spain, partially offset by lower yields on deposits held at central banks in Mexico, and the depreciation in average terms of the Turkish lira, the Argentine peso, and, to a lesser extent, the U.S. dollar against the euro. At constant exchange rates, net interest income increased by 20.2%.
Fee and commission income
Fee and commission income increased by 12.7% to €3,716 million for the three months ended March 31, 2026 from the €3,297 million recorded for the three months ended March 31, 2025, primarily due to the increase in payment systems fees related to credit cards in Turkey and the increase in fees related to payment systems (in particular, credit cards) and asset management activities (mutual and pension funds) in Spain and Mexico, partially offset by the depreciation against the euro, in average terms, of the Turkish lira, the Argentine peso, and, to a lesser extent, the U.S. dollar.
Fee and commission expense
Fee and commission expense increased by 18.0% to €1,460 million for the three months ended March 31, 2026 from the €1,237 million recorded for the three months ended March 31, 2025, primarily due to the increase in commissions paid to third parties in relation to credit cards in Mexico and, to a lesser extent, in Turkey and Spain, partially offset by the depreciation, in average terms, of the Turkish lira, the Argentine peso and, to a lesser extent, the U.S. dollar against the euro.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities decreased by 9.3% to €925 million for the three months ended March 31, 2026 compared to the net gain of €1,020 million recorded for the three months ended March 31, 2025, mainly due to lower results in the ALCO portfolio and lower gains from foreign exchange hedging in the Corporate Center, partially offset by higher trading gains in Spain and Mexico, and higher gains in the trading, derivatives and ALCO portfolios in Turkey.
Exchange differences, net
Exchange differences amounted to a €10 million loss for the three months ended March 31, 2026, an 86.4% decrease compared with a €72 million loss for the three months ended March 31, 2025 mainly driven by positive exchange differences recorded in the Corporate Center, in particular, with respect to the Mexican peso, and higher gains on exchange differences from the Global Markets units in Colombia and Argentina, partially offset by negative exchange differences in Turkey and lower gains on certain U.S. bonds driven by the depreciation of the U.S. dollar against the euro.

Other operating income and other operating expense
Other operating income for the three months ended March 31, 2026 increased by 17.3% to €208 million from €177 million recorded for the three months ended March 31, 2025, mainly due to higher dividend income in Mexico.
Other operating expense for the three months ended March 31, 2026 amounted to €773 million, a 19.2% increase compared with the €648 million recorded for the three months ended March 31, 2025, mainly driven by the lower gain from the revaluation of bonds linked to inflation in Turkey (€221 million and €311 million, respectively, in the three months ended March 31, 2026 and 2025) and the higher loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina and Venezuela, which resulted in a monetary loss of €147 million and €25 million, respectively, in the three months ended March 31, 2026, compared to the €117 million and €6 million monetary loss recorded for the three months ended March 31, 2025, partially offset by the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Turkey, which resulted in a monetary loss of €292 million in the three months ended March 31, 2026, compared to the €348 million monetary loss recorded for the three months ended March 31, 2025.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the three months ended March 31, 2026 was €1,038 million, a 19.8% decrease compared with the €1,294 million recorded for the three months ended March 31, 2025, mainly due to the lower volume of activity in Spain, partially offset by the increase in insurance premiums in Mexico.
Expense on insurance and reinsurance contracts for the three months ended March 31, 2026 was €577 million, a 37.5% decrease compared with the €923 million expense recorded for the three months ended March 31, 2025, mainly due to a decrease of insurance sales costs, due in part to lower activity in Spain.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the three months ended March 31, 2026 amounted to €3,631 million, a 14.0% increase compared with the €3,184 million recorded for the three months ended March 31, 2025, mainly as a result of the increase in personnel expenses in Turkey (driven by salary updates in a context of high inflation) and Spain (due mainly to the increase in the number of employees during the period and the costs derived from the voluntary exits), and higher general expenses related mainly to IT and marketing in Mexico and Turkey, partially offset by the depreciation against the euro, in average terms, of the Turkish lira, the Argentine peso, and, to a lesser extent, the U.S. dollar.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2026 was €418 million, a 10.4% increase compared with the €378 million recorded for the three months ended March 31, 2025, mainly due to the increase in the depreciation expense related to IT equipment in Spain and Mexico, partially offset by the depreciation, in average terms, of the Turkish lira, the Argentine peso, and, to a lesser extent, the U.S. dollar against the euro.
Provisions or reversal of provisions
Provisions or reversal of provisions for the three months ended March 31, 2026 amounted to an expense of €64 million, a 26.2% increase compared with the €51 million expense recorded for the three months ended March 31, 2025, mainly due to higher provisions for contingent risks in Peru and Turkey, partially offset by the depreciation, in average terms, of the Turkish lira, the Argentine peso, and, to a lesser extent, the U.S. dollar against the euro.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the three months ended March 31, 2026 was an expense of €1,820 million, a 31.4% increase compared with the €1,385 million expense recorded for the three months ended March 31, 2025 mainly due to higher credit impairment requirements in the credit cards, consumer and wholesale portfolios in Mexico, in Turkey (mainly related to consumer and credit card loans, which volumes increased and also required higher credit impairments), and in Argentina (in particular, in connection with mortgages, in a context of greater credit activity (as we increased private lending driven, in part, by the lower government borrowings)), driven, in part, by the uncertain macroeconomic scenario in certain geographies (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions” and Note 6.2 to the Unaudited Condensed Interim Consolidated Financial Statements), partially offset by lower expected losses in the corporate loan portfolio in Turkey and the depreciation against the euro, in average terms, of the Turkish lira, the Argentine peso, and, to a lesser extent, the U.S. dollar.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the three months ended March 31, 2026 amounted to €4,722 million, an 8.6% increase compared with the €4,348 million recorded for the three months ended March 31, 2025.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the three months ended March 31, 2026 amounted to €1,534 million, a 4.6% increase compared with the €1,466 million expense recorded for the three months ended March 31, 2025, mainly due to the higher operating profit before tax in Mexico and Turkey. The period-on-period increase was partially offset by an adjustment in the estimate of the annual tax rate for the BBVA Group, which reflects the Group’s reassessment of the coverage needs for the identified tax risks and certain deferred tax assets corresponding to the Group in Spain, which had not previously been recorded and were first recognized in 2025, and the depreciation, in average terms, of the Turkish lira, the Argentine peso, and, to a lesser extent, the U.S. dollar against the euro.
Profit / (loss)
As a result of the foregoing, profit for the three months ended March 31, 2026 amounted to €3,189 million, a 10.6% increase from the €2,882 million recorded for the three months ended March 31, 2025.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the three months ended March 31, 2026 amounted to €2,989 million, a 10.8% increase from the €2,698 million recorded for the three months ended March 31, 2025.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the three months ended March 31, 2026 increased by 8.1% to €199 million, from the €184 million profit attributable to non-controlling interests recorded for the three months ended March 31, 2025 mainly due to an increase in profit in Argentina.

Results of operations by operating segment for the three months ended March 31, 2026 compared with the three months ended March 31, 2025
The information contained in this section is presented under management criteria; however, for the three months ended March 31, 2026 and 2025, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group.
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial expenses were reallocated, in particular, between Spain, Mexico, South America and Rest of Business and the Corporate Center. For certain relevant information concerning the preparation and presentation of the financial information included in this report, see “Presentation of Financial Information”.

	For the three months ended March 31, 2026
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	1,656	3,136	1,121	1,474	232	(83)	7,537
Net fees and commissions	605	648	565	263	201	(25)	2,256
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	295	286	146	145	161	(118)	915
Other operating income and expense, net (2)	97	204	(120)	(256)	—	18	(56)
Gross income	2,653	4,274	1,712	1,626	595	(208)	10,652
Administration costs	(792)	(1,195)	(613)	(617)	(229)	(186)	(3,631)
Depreciation and amortization	(102)	(123)	(66)	(60)	(11)	(56)	(418)
Net margin before provisions (3)	1,759	2,956	1,033	950	355	(450)	6,604
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(165)	(883)	(352)	(371)	(51)	4	(1,820)
Provisions or reversal of provisions and other results	(18)	(9)	(16)	(18)	(4)	3	(62)
Operating profit / (loss) before tax	1,575	2,064	666	561	300	(443)	4,722
Tax expense or income related to profit or loss from continuing operations	(480)	(611)	(354)	(170)	(64)	145	(1,534)
Profit / (loss)	1,096	1,453	312	391	236	(298)	3,189
Profit / (loss) attributable to non-controlling interests	(1)	—	(49)	(142)	—	(7)	(199)
Profit / (loss) attributable to parent company	1,095	1,453	263	249	236	(305)	2,989
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the three months ended March 31, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	1,598	2,767	701	1,232	188	(88)	6,398
Net fees and commissions	584	583	549	227	137	(21)	2,060
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	246	220	124	188	109	61	948
Other operating income and expense, net (2)	89	135	(107)	(208)	1	8	(82)
Gross income	2,518	3,705	1,267	1,439	435	(40)	9,324
Administration costs	(722)	(1,040)	(518)	(586)	(181)	(136)	(3,184)
Depreciation and amortization	(93)	(108)	(59)	(55)	(9)	(54)	(378)
Net margin before provisions (3)	1,703	2,557	690	797	246	(230)	5,762
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(139)	(696)	(234)	(297)	(19)	(1)	(1,385)
Provisions or reversal of provisions and other results	(26)	(14)	(2)	6	3	4	(29)
Operating profit / (loss) before tax	1,538	1,847	453	507	230	(228)	4,348
Tax expense or income related to profit or loss from continuing operations	(525)	(518)	(265)	(147)	(50)	39	(1,466)
Profit / (loss)	1,013	1,329	189	360	180	(189)	2,882
Profit / (loss) attributable to non-controlling interests	(1)	—	(31)	(146)	—	(7)	(184)
Profit / (loss) attributable to parent company	1,012	1,329	158	214	180	(195)	2,698
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the three months ended March 31,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	1,656	1,598	3.6
Net fees and commissions	605	584	3.5
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	295	246	20.0
Other operating income and expense, net	(10)	(14)	(29.9)
Income and expense on insurance and reinsurance contracts	107	103	3.3
Gross income	2,653	2,518	5.4
Administration costs	(792)	(722)	9.6
Depreciation and amortization	(102)	(93)	10.2
Net margin before provisions (2)	1,759	1,703	3.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(165)	(139)	19.4
Provisions or reversal of provisions and other results	(18)	(26)	(28.1)
Operating profit / (loss) before tax	1,575	1,538	2.4
Tax expense or income related to profit or loss from continuing operations	(480)	(525)	(8.7)
Profit	1,096	1,013	8.1
Profit attributable to non-controlling interests	(1)	(1)	—
Profit attributable to parent company	1,095	1,012	8.1
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2026 amounted to €1,656 million, a 3.6% increase compared with the €1,598 million recorded for the three months ended March 31, 2025, mainly as a result of the higher contribution from trading activity in the Global Markets unit, and the lower funding costs in the wholesale portfolios, partially offset by the cumulative impact of interest rates cuts implemented by the ECB since the second half of 2024 on the consumer and household loan portfolios, which have led to lower asset yields particularly in such portfolios, which are largely referenced to variable rates. The net interest margin over average total assets of this operating segment amounted to 1.35% for the three months ended March 31, 2026, compared with 1.53% for the three months ended March 31, 2025 mainly due to higher average total assets, which affects the ratio negatively as it is part of the denominator, for the three months ended March 31, 2026.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2026 amounted to €605 million, a 3.5% increase compared with the €584 million recorded for the three months ended March 31, 2025, mainly due to the increase in fees received related to asset management activities and, to a lesser extent, payment systems fees driven in part by increases in the volume of credit card loans, partially offset by the higher fees paid to third parties related to the increase in volume of asset management activities.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the three months ended March 31, 2026 was a net gain of €295 million, a 20.0% increase compared with the €246 million net gain recorded for the three months ended March 31, 2025, mainly due to higher trading gains and the sales of insurance portfolios.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the three months ended March 31, 2026 amounted to a €10 million expense, a 29.9% decrease compared with the €14 million expense recorded for the three months ended March 31, 2025.

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2026 was €107 million, a 3.3% increase compared with the €103 million income recorded for the three months ended March 31, 2025, mainly due to a decrease of insurance sales costs, due in part to lower activity.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2026 amounted to €792 million, a 9.6% increase compared with the €722 million recorded for the three months ended March 31, 2025, mainly as a result of higher personnel expenses related to the increase in the number of employees during the period and the costs derived from the voluntary exits partially offset by the lower expense corresponding to the value added tax in Banco Bilbao Vizcaya Argentaria, S.A.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2026 was €102 million, a 10.2% increase compared with the €93 million recorded for the three months ended March 31, 2025, mainly due to the increase in the depreciation expense related to IT equipment.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2026 amounted to a €165 million expense, a 19.4% increase compared with the €139 million expense recorded for the three months ended March 31, 2025, mainly due to higher credit impairment requirements in the consumer loan portfolio (which volumes increased and also required higher credit impairments) driven, in part, by the uncertain global macroeconomic scenario (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions” and Note 6.2 to the Unaudited Condensed Interim Consolidated Financial Statements).
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2026 was a €18 million expense, a 28.1% decrease compared with the €26 million expense recorded for the three months ended March 31, 2025, mainly due to lower provisions for legal contingencies and the gains from the sale of certain investments recorded under other results.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2026 was €1,575 million, a 2.4% increase compared with the €1,538 million profit recorded for the three months ended March 31, 2025.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2026 was an expense of €480 million, an 8.7% decrease compared with the €525 million expense recorded for the three months ended March 31, 2025, primarily due to the shift in the income mix toward Global Markets activities, including higher trading gains and gains from the sale of an insurance asset swap bond, which carry a more favorable tax treatment. Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2026 and March 31, 2025 includes approximately an €81 million and €85 million expense, respectively, recorded in connection with the accrual of the estimated amount of the Interest Margin and Commission Tax (IMIC).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2026 amounted to €1,095 million, an 8.1% increase compared with the €1,012 million profit recorded for the three months ended March 31, 2025.

MEXICO

	For the three months ended March 31,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	3,136	2,767	13.3
Net fees and commissions	648	583	11.2
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	286	220	29.8
Other operating income and expense, net	(95)	(91)	4.8
Income and expense on insurance and reinsurance contracts	299	226	32.5
Gross income	4,274	3,705	15.4
Administration costs	(1,195)	(1,040)	14.9
Depreciation and amortization	(123)	(108)	13.7
Net margin before provisions (2)	2,956	2,557	15.6
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(883)	(696)	27.0
Provisions or reversal of provisions and other results	(9)	(14)	(36.4)
Operating profit / (loss) before tax	2,064	1,847	11.7
Tax expense or income related to profit or loss from continuing operations	(611)	(518)	17.8
Profit	1,453	1,329	9.3
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	1,453	1,329	9.3
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the three months ended March 31, 2026, the Mexican peso appreciated by 4.6% against the euro in average terms compared with the three months ended March 31, 2025, positively affecting the results of operations of the Mexico operating segment for the three months ended March 31, 2026 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2026 amounted to €3,136 million, a 13.3% increase compared with the €2,767 million recorded for the three months ended March 31, 2025, mainly as a result of increases in the volume of SMEs and consumer loans, supported by commercial campaigns, and in the securities portfolio, lower wholesale funding costs and the appreciation of the Mexican peso against the euro, partially offset by lower yields on deposits held at central banks. At constant exchange rates, there was an 8.3% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.71% for the three months ended March 31, 2026, compared with 6.75% for the three months ended March 31, 2025.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2026 amounted to €648 million, an 11.2% increase compared with the €583 million recorded for the three months ended March 31, 2025, mainly due to the increase in fees related to payment systems (in particular, credit cards) and asset management activities (mutual and pension funds, as a result of the increase in the volume of such funds), and the appreciation of the Mexican peso against the euro, partially offset by the increase in commissions paid to third parties in relation to credit cards. At constant exchange rates, there was a 6.3% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the three months ended March 31, 2026 were €286 million, a 29.8% increase compared with the €220 million gain recorded for the three months ended March 31, 2025, mainly as a result of the higher gains from the Global Markets unit related to trading activities and positive exchange rate differences and, to a lesser extent, the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 24.0% increase in net gains on financial assets and liabilities and exchange differences.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the three months ended March 31, 2026 was an expense of €95 million, a 4.8% increase compared with the €91 million expense recorded for the three months ended March 31, 2025, as a result in part of the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 0.2% decrease in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2026 was €299 million, a 32.5% increase compared with the €226 million income recorded for the three months ended March 31, 2025, mainly due to the increase in insurance premiums, attributable in part to a higher volume of insurance sales by the insurance companies and, to a lesser extent, the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 26.6% increase in net income on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2026 were €1,195 million, a 14.9% increase compared with the €1,040 million recorded for the three months ended March 31, 2025, mainly as a result of the higher general expenses related mainly to IT and marketing and, to a lesser extent, the higher personnel expenses and the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 9.9% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2026 was €123 million, a 13.7% increase compared with the €108 million recorded for the three months ended March 31, 2025, mainly as a result of the increase in the depreciation expense related to property, plant and IT equipment, and the appreciation of the Mexican peso against the euro. At constant exchange rates, there was an 8.6% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2026 was an €883 million expense, a 27.0% increase compared with the €696 million expense recorded for the three months ended March 31, 2025, mainly due to higher credit impairment requirements in the credit cards, consumer and wholesale portfolios (which volumes increased and also required higher credit impairments) driven, in part, by the worsening of the macroeconomic scenario in 2025 (see “Item 5. Operating and Financial Review and Prospects―Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions” in our 2025 Form 20-F), and the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 21.4% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2026 were a €9 million expense, a 36.4% decrease compared with the €14 million expense recorded for the three months ended March 31, 2025, mainly due to the lower provisions related to contingent and legal risks. At constant exchange rates, there was a 39.3% decrease in provisions and other results.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2026 was €2,064 million, an 11.7% increase compared with the €1,847 million profit recorded for the three months ended March 31, 2025. At constant exchange rates, there was a 6.8% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2026 was €611 million, a 17.8% increase compared with the €518 million expense recorded for the three months ended March 31, 2025, mainly as a result of the higher operating profit before tax. At constant exchange rates, there was a 12.6% increase in tax expense related to profit from continuing operations.

Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2026 amounted to €1,453 million, a 9.3% increase compared with the €1,329 million profit recorded for the three months ended March 31, 2025. At constant exchange rates, there was a 4.5% increase in profit attributable to parent company.

TURKEY

	For the three months ended March 31,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	1,121	701	59.9
Net fees and commissions	565	549	2.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	146	124	18.2
Other operating income and expense, net	(144)	(126)	14.2
Income and expense on insurance and reinsurance contracts	24	19	29.6
Gross income	1,712	1,267	35.1
Administration costs	(613)	(518)	18.3
Depreciation and amortization	(66)	(59)	11.5
Net margin before provisions (2)	1,033	690	49.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(352)	(234)	50.2
Provisions or reversal of provisions and other results	(16)	(2)	n.m. (3)
Operating profit / (loss) before tax	666	453	46.9
Tax expense or income related to profit or loss from continuing operations	(354)	(265)	33.8
Profit	312	189	65.2
Profit attributable to non-controlling interests	(49)	(31)	60.5
Profit attributable to parent company	263	158	66.1
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
As of March 31, 2026, the Turkish lira depreciated by 19.8% against the euro compared to March 31, 2025, adversely affecting the results of operations of the Turkey operating segment for the three months ended March 31, 2026 expressed in euros (as the period-end exchange rates of the Turkish lira are used to convert income statement items pursuant to IAS 21 for the three months ended March 31, 2026 and 2025, respectively). See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Regulation and monetary policy, including the liraization strategy adopted by the CBRT to protect the Turkish lira, has affected this operating segment. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2025 Form 20-F.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2026 amounted to €1,121 million, a 59.9% increase compared with the €701 million recorded for the three months ended March 31, 2025, mainly as a result of the higher volume of Turkish lira-denominated loans supported by the lessening, throughout 2025, of the loan reserve requirements imposed by the CBRT (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2025 Form 20-F), and the higher customer spread, partially offset by the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 93.4% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 4.98% for the three months ended March 31, 2026, compared with 3.30% for the three months ended March 31, 2025.

Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2026 amounted to €565 million, a 2.7% increase compared with the €549 million recorded for the three months ended March 31, 2025, mainly as a result of the increase in payment systems fees supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT and the increase in the volume of asset management activities, partially offset by the depreciation of the Turkish lira against the euro and the increase in fees paid to third parties driven by the increase in payment systems fee income. At constant exchange rates, there was a 26.9% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the three months ended March 31, 2026 amounted to €146 million, an 18.2% increase compared with the €124 million gain recorded for the three months ended March 31, 2025, mainly driven by higher gains in the trading, derivatives and ALCO portfolios, partially offset by negative exchange differences and, to a lesser extent, the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 42.3% increase in net gains on financial assets and liabilities and exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the three months ended March 31, 2026 was a €144 million net expense, a 14.2% increase compared with the €126 million net expense recorded for the three months ended March 31, 2025. In the three months ended March 31, 2026, other operating income and expense, net, was negatively affected by the lower positive impact of the revaluation of bonds linked to inflation in the period as a result of the increase in the inflation rate (€221 million and €311 million in the three months ended March 31, 2026 and 2025, respectively) and the depreciation of the Turkish lira against the euro, and positively affected by the lower loss on the net monetary position resulting from the adjustment for hyperinflation (€292 million and €348 million, respectively, in the three months ended March 31, 2026 and 2025). At constant exchange rates, there was a 23.9% decrease in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2026 was €24 million, a 29.6% increase compared with the €19 million income recorded for the three months ended March 31, 2025, mainly due to the higher insurance sales by the insurance companies, partially offset by the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 60.7% increase in income on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2026 amounted to €613 million, an 18.3% increase compared with the €518 million recorded for the three months ended March 31, 2025, mainly as a result of the increase in personnel expenses driven by salary updates in a context of high inflation, and the increase in general expenses (technology and marketing) driven to a great extent by the high average inflation rates, partially offset by the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 44.4% increase in administration costs, which was above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2026 was €66 million, an 11.5% increase compared with the €59 million recorded for the three months ended March 31, 2025, mainly as a result of the increase in the depreciation expense related to IT equipment, offset in part by the depreciation of the Turkish lira. At constant exchange rates, there was a 23.4% increase in depreciation and amortization.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2026 was a €352 million expense, a 50.2% increase compared with the €234 million expense recorded for the three months ended March 31, 2025, mainly as a result of the increase in the expected losses related to the retail loan portfolio (mainly related to consumer and credit card loans, which volumes increased and also required higher credit impairments) driven, in part, by the uncertain global macroeconomic scenario (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions” and Note 6.2 to the Unaudited Condensed Interim Consolidated Financial Statements), partially offset by lower expected losses in the corporate loan portfolio and the depreciation of the Turkish lira against the euro. At constant exchange rates, there was an 85.1% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2026 were a €16 million expense compared with the €2 million expense recorded for the three months ended March 31, 2025, mainly due to higher provisions for contingent risks.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2026 was €666 million, a 46.9% increase compared with the €453 million profit recorded for the three months ended March 31, 2025. At constant exchange rates, there was a 135.6% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2026 was €354 million, a 33.8% increase compared with the €265 million expense recorded for the three months ended March 31, 2025 mainly as a result of the higher operating profit before tax, partially offset by the application of hyperinflationary accounting in assessing the tax burden in Turkey (with lower inflation and lower loss from the net monetary position, the effective tax rate is lower). At constant exchange rates, there was a 65.6% increase in tax expense related to profit or loss from continuing operations.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the three months ended March 31, 2026 amounted to €49 million, a 60.5% increase compared with the €31 million recorded for the three months ended March 31, 2025, as a result, in part, of the increase in profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2026 amounted to €263 million, a 66.1% increase compared with the €158 million recorded for the three months ended March 31, 2025.

SOUTH AMERICA

	For the three months ended March 31,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	1,474	1,232	19.7
Net fees and commissions	263	227	15.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	145	188	(23.0)
Other operating income and expense, net	(291)	(237)	22.7
Income and expense on insurance and reinsurance contracts	34	29	19.8
Gross income	1,626	1,439	13.0
Administration costs	(617)	(586)	5.2
Depreciation and amortization	(60)	(55)	8.1
Net margin before provisions (2)	950	797	19.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(371)	(297)	25.2
Provisions or reversal of provisions and other results	(18)	6	n.m. (3)
Operating profit / (loss) before tax	561	507	10.6
Tax expense or income related to profit or loss from continuing operations	(170)	(147)	15.4
Profit	391	360	8.6
Profit attributable to non-controlling interests	(142)	(146)	(2.7)
Profit attributable to parent company	249	214	16.3
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the three months ended March 31, 2026, the Argentine peso depreciated by 27.6% against the euro (considering the period-end exchange rates used to convert income statement items for the three months ended March 31, 2026 and 2025, respectively, pursuant to IAS 21) and the Peruvian sol depreciated by 1.8% against the euro in average terms compared with the three months ended March 31, 2025. On the other hand, the Colombian peso appreciated by 2.0% against the euro in average terms compared with the three months ended March 31, 2025. Overall, changes in exchange rates adversely affected the results of operations of the South America operating segment for the three months ended March 31, 2026 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the three months ended March 31, 2026 and 2025, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2026 amounted to €1,474 million, a 19.7% increase compared with the €1,232 million recorded for the three months ended March 31, 2025, mainly as a result of the higher customer spread as a result of the lower overall funding costs in the corporate and retail portfolios, due to interest rate decreases, with liabilities repricing faster than assets in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 33.4% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 7.61% for the three months ended March 31, 2026, compared with 6.70% for the three months ended March 31, 2025.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2026 amounted to €263 million income, a 15.7% increase compared with the €227 million income recorded for the three months ended March 31, 2025, mainly due to increases in payment systems fees (in particular, related to credit cards), as a result of increases in the volume of transactions and commission rates in Argentina, partially offset by the depreciation of the Argentine peso against the euro and increased commissions paid to third parties as a result of the increased activity. At constant exchange rates, there was a 30.1% increase in net fees and commissions.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the three months ended March 31, 2026 were €145 million, a 23.0% decrease compared with the €188 million gain recorded for the three months ended March 31, 2025, mainly due to the lower trading gains in Argentina, partially offset by higher gains on exchange differences from the Global Markets units in Colombia and Argentina. At constant exchange rates, there was a 12.6% decrease in net gains on financial assets and liabilities and exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the three months ended March 31, 2026 was a €291 million expense, a 22.7% increase compared with the €237 million expense recorded for the three months ended March 31, 2025, mainly driven by the higher loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina driven by the increase in the inflation rate and, to a lesser extent, in Venezuela, which resulted in a monetary loss of €147 million and €25 million, respectively, in the three months ended March 31, 2026, compared to the €117 million and €6 million, respectively, in the three months ended March 31, 2025, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 34.6% increase in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the three months ended March 31, 2026 was €34 million, a 19.8% increase compared with the €29 million net income recorded for the three months ended March 31, 2025, mainly as a result of higher volume of insurance sales by the insurance companies in Argentina and Colombia, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 30.1% increase in net income on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the three months ended March 31, 2026 amounted to €617 million, a 5.2% increase compared with the €586 million recorded for the three months ended March 31, 2025, mainly as a result of increases in personnel expenses, mainly driven by salary updates (aimed at compensating the loss of purchasing power due to inflation) in Argentina and Colombia, and in general expenses in Peru and Colombia (mainly related to marketing and IT), partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 17.5% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2026 was a €60 million expense, an 8.1% increase compared with the €55 million expense recorded for the three months ended March 31, 2025 mainly due to the increase in the depreciation expense related to IT equipment in Argentina. At constant exchange rates, there was a 12.1% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2026 was a €371 million expense, a 25.2% increase compared with the €297 million expense recorded for the three months ended March 31, 2025, mainly as a result of higher credit impairment requirements in the retail loan portfolio in Argentina, in particular, in connection with mortgages, in a context of greater credit activity (as we increased private lending driven, in part, by the lower government borrowings), partially offset by the depreciation of the Argentine peso against the euro and lower credit impairment requirements in the retail loan portfolio in Colombia. At constant exchange rates, there was a 36.4% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2026 were an €18 million expense compared with the €6 million income recorded for the three months ended March 31, 2025, attributable mainly to higher provisions in Peru related to off-balance exposures.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2026 was €561 million, a 10.6% increase compared with the €507 million profit recorded for the three months ended March 31, 2025. At constant exchange rates, there was a 27.1% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2026 was €170 million, a 15.4% increase compared with the €147 million expense recorded for the three months ended March 31, 2025, mainly as a result of the higher operating profit before tax in Colombia and the impact of the hyperinflation-related adjustments in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 35.7% increase in tax expense or income related to profit or loss from continuing operations.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the three months ended March 31, 2026 amounted to €142 million, a 2.7% decrease compared with the €146 million recorded for the three months ended March 31, 2025. At constant exchange rates, there was a 9.1% increase in profit attributable to non-controlling interests mainly due to an increase in profit in Argentina.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2026 amounted to €249 million, a 16.3% increase compared with the €214 million recorded for the three months ended March 31, 2025. At constant exchange rates, there was a 33.8% increase in profit attributable to parent company.

REST OF BUSINESS

	For the three months ended March 31,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	232	188	23.2
Net fees and commissions	201	137	46.6
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	161	109	48.4
Other operating income and expense, net	—	—	—
Income and expense on insurance and reinsurance contracts	—	1	—
Gross income	595	435	36.7
Administration costs	(229)	(181)	26.4
Depreciation and amortization	(11)	(9)	22.9
Net margin before provisions (2)	355	246	44.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(51)	(19)	168.8
Provisions or reversal of provisions and other results	(4)	3	n.m. (3)
Operating profit / (loss) before tax	300	230	30.7
Tax expense or income related to profit or loss from continuing operations	(64)	(50)	30.1
Profit	236	180	30.9
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	236	180	30.9
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the three months ended March 31, 2026, the U.S. dollar depreciated by 10.1% against the euro in average terms compared with the three months ended March 31, 2025, adversely affecting the results of operations of the Rest of Business operating segment for the three months ended March 31, 2026 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the three months ended March 31, 2026 amounted to €232 million, a 23.2% increase compared with the €188 million recorded for the three months ended March 31, 2025, mainly due to the increase in the wholesale loan portfolio in the New York branch and Europe, supported by the increase in loan activity, and careful price management, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 27.0% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 0.99% for the three months ended March 31, 2026, compared with 1.17% for the three months ended March 31, 2025.
Net fees and commissions
Net fees and commissions of this operating segment for the three months ended March 31, 2026 amounted to €201 million, a 46.6% increase compared with the €137 million recorded for the three months ended March 31, 2025, mainly due to the higher fees paid to BBVA in connection with the activity in the New York branch and from debt issuances in which BBVA Securities Inc., our broker-dealer in the United States, acted as underwriter, and higher commissions charged to transactional banking clients, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 51.5% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the three months ended March 31, 2026 were €161 million, a 48.4% increase compared with the €109 million net gain recorded for the three months ended March 31, 2025, mainly due to the higher trading gains in Asia and in the United Kingdom, partially offset by negative exchange differences in Asia and the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 56.5% increase in net gains on financial assets and liabilities and exchange differences.

Administration costs
Administration costs of this operating segment for the three months ended March 31, 2026 amounted to €229 million, a 26.4% increase compared with the €181 million recorded for the three months ended March 31, 2025, mainly due to increases in personnel expenses due to new hires and investment in strategic projects, particularly in Europe, and in general expenses, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 30.5% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2026 amounted to €11 million, a 22.9% increase compared with the €9 million recorded for the three months ended March 31, 2025. At constant exchange rates, there was a 25.7% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the three months ended March 31, 2026 was a €51 million expense compared with the €19 million expense recorded for the three months ended March 31, 2025, mainly as a result of the higher credit impairment requirements in the corporate and investment banking loan portfolios in the United States (which volumes increased and also required higher credit impairments), driven, in part, by the uncertain global macroeconomic scenario (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions” and Note 6.2 to the Unaudited Condensed Interim Consolidated Financial Statements), partially offset by the lower credit impairments in the household portfolio in the United Kingdom and the depreciation of the U.S. dollar against the euro.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the three months ended March 31, 2026 were an expense of €4 million compared with the €3 million income recorded for the three months ended March 31, 2025.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the three months ended March 31, 2026 was €300 million, a 30.7% increase compared with the €230 million recorded for the three months ended March 31, 2025. At constant exchange rates, there was a 35.9% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the three months ended March 31, 2026 was €64 million, a 30.1% increase compared with the €50 million expense recorded for the three months ended March 31, 2025, due mainly to the increase in operating profit. At constant exchange rates, there was a 35.3% increase in tax expense related to profit from continuing operations.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the three months ended March 31, 2026 amounted to €236 million, a 30.9% increase compared with the €180 million recorded for the three months ended March 31, 2025. At constant exchange rates, there was a 36.0% increase in profit attributable to parent company.

CORPORATE CENTER

	For the three months ended March 31,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(83)	(88)	(6.4)
Net fees and commissions	(25)	(21)	21.8
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(118)	61	n.m. (2)
Other operating income and expense, net	18	8	126.5
Income and expense on insurance and reinsurance contracts	—	—	—
Gross income	(208)	(40)	n.m. (2)
Administration costs	(186)	(136)	36.5
Depreciation and amortization	(56)	(54)	3.5
Net margin before provisions (3)	(450)	(230)	95.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	4	(1)	n.m. (2)
Provisions or reversal of provisions and other results	3	4	(18.6)
Operating profit / (loss) before tax	(443)	(228)	94.7
Tax expense or income related to profit or loss from continuing operations	145	39	271.1
Profit / (loss)	(298)	(189)	58.2
Profit / (loss) attributable to non-controlling interests	(7)	(7)	—
Profit / (loss) attributable to parent company	(305)	(195)	56.5
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income / (expense)
Net interest expense of the Corporate Center for the three months ended March 31, 2026 was €83 million, a 6.4% decrease compared with the €88 million net expense recorded for the three months ended March 31, 2025.
Net fees and commissions
Net fees and commissions of the Corporate Center was an expense of €25 million for the three months ended March 31, 2026, a 21.8% increase compared with the €21 million expense recorded for the three months ended March 31, 2025 mainly as a result of the higher volume of debt issuances carried out by Banco Bilbao Vizcaya Argentaria, S.A. (the parent company of the Group).
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and exchange differences of the Corporate Center for the three months ended March 31, 2026 were €118 million compared with the €61 million gains recorded for the three months ended March 31, 2025, mainly as a result of the lower results in the ALCO portfolio and lower gains from foreign exchange hedging, in particular, with respect to the Mexican peso, and the lower gains on certain U.S. bonds driven by the depreciation of the U.S. dollar, partially offset by higher gains in the non-trading portfolio from the revaluation of certain venture capital investments.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the three months ended March 31, 2026 was €18 million of net income compared with the €8 million net income recorded for the three months ended March 31, 2025 mainly as a result of higher dividend income from investees accounted for under the equity method.
Administration costs
Administration costs of the Corporate Center for the three months ended March 31, 2026 amounted to €186 million, a 36.5% increase compared with the €136 million recorded for the three months ended March 31, 2025, mainly due to higher personnel expenses.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the three months ended March 31, 2026 was €56 million, a 3.5% increase compared with the €54 million recorded for the three months ended March 31, 2025.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the three months ended March 31, 2026 were €3 million of income, a 18.6% decrease compared with the €4 million of income recorded for the three months ended March 31, 2025, mainly due to the reversal of provisions of certain investments in associates.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the three months ended March 31, 2026 was €443 million, a 94.7% increase compared with the €228 million loss recorded for the three months ended March 31, 2025.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the three months ended March 31, 2026 amounted to €145 million compared with the €39 million income recorded for the three months ended March 31, 2025, mainly due to the higher operating loss before tax and the positive adjustment in the estimate of the annual tax rate for the BBVA Group, which reflects the Group’s reassessment of the coverage needs for the identified tax risks and certain deferred tax assets corresponding to the Group in Spain.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the three months ended March 31, 2026 was €305 million loss, a 56.5% increase compared with the €195 million loss recorded for the three months ended March 31, 2025.

Capital
March 31, 2026 information presented below is based on preliminary data.
Own funds as of March 31, 2026 and December 31, 2025 are calculated in accordance with the applicable regulations on minimum capital requirements for Spanish credit institutions both at an individual entity level and as a consolidated group. Such regulations establish how to calculate own funds, as well as the various required internal capital adequacy assessment processes and the information required to be disclosed to the market.
The minimum capital requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
As a result of the most recent Supervisory Review and Evaluation Process (SREP) carried out by the ECB, BBVA must maintain, at a consolidated level, as from January 1, 2026, a CET1 capital ratio of 8.98% and a total capital ratio of 13.13%. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement of 8.00%, of which a minimum of 4.50% must be met with CET1 capital, 1.50% may be met with AT1 instruments and 2.00% may be met with Tier 2 instruments; (ii) the “Pillar 2” capital requirement of 1.62%, of which a minimum of 0.96% must be met with CET1 capital (of which 0.12% is determined on the basis of the ECB’s prudential provisioning expectation), 0.28% may be met with AT1 instruments and 0.38% may be met with Tier 2 instruments; (iii) the capital conservation buffer (2.50% that must be met exclusively with CET1 capital); (iv) the D-SIB capital buffer (0.75% that must be met exclusively with CET1 capital); (v) the capital buffer for Countercyclical Risk (0.25% that must be met exclusively with CET1 capital); and (vi) the capital buffer for Systemic Risk (0.01% that must be met exclusively with CET1 capital).
BBVA Group’s CET1 ratio stood at 12.83% as of March 31, 2026, which represents an increase of 13 basis points compared to December 31, 2025, mainly due to the profit of the BBVA Group recorded during the three months ended March 31, 2026, which allows the Group to continue investing in growth opportunities.
Risk-weighted assets (RWA) increased in the three months ended March 31, 2026 by approximately €12 billion mainly due to the increase in credit lending and in debt securities, in particular, in Spain and in the New York branch.
The AT1 ratio stood at 1.36% as of March 31, 2026, a decrease of 2 basis points from December 31, 2025, mainly due to the increase in the Group’s RWA.
The Tier 2 ratio stood at 3.11% as of March 31, 2026, which represents a decrease of 2 basis points compared to December 31, 2025, mainly due to the increase in the Group’s RWA during the three months ended March 31, 2026.
As a result of the above, the total capital ratio stood at 17.30% as of March 31, 2026.
The consolidated ratios as of March 31, 2026 and December 31, 2025 were as follows:

CAPITAL BASE (MILLIONS OF EUROS) (1)
	March 31, 2026 (2)	December 31, 2025
Common Equity Tier 1 (CET1)	52,464	50,446
Tier 1	58,039	55,934
Tier 2	12,709	12,431
Total capital (Tier 1 + Tier 2)	70,748	68,365
Risk-weighted assets	408,854	397,241
CET1 (%)	12.83	12.70
Tier 1 (%)	14.20	14.08
Tier 2 (%)	3.11	3.13
Total capital ratio (%)	17.30	17.21
(1)December 31, 2025 data and ratios are presented according to the requirements under CRR II. March 31, 2026 data and ratios have been calculated applying the regulatory changes of Capital Requirements Regulation (Regulation (EU) 2024/1623).
(2)Preliminary data.
As of March 31, 2026, the leverage ratio (calculated by dividing BBVA’s Tier 1 capital by its total leverage ratio exposure measure, which includes BBVA’s assets and off-balance-sheet items) stood at 6.18% compared to 6.15% as of December 31, 2025.

With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, as of March 31, 2026, BBVA had to maintain an amount of own funds and eligible liabilities equal to 23.13% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA of the resolution group had to be met with subordinated instruments (the “subordination requirement in RWA”). The MREL in RWA and the subordination requirement in RWA did not include the combined capital buffer requirement (3.66% considering the then last official update of the countercyclical capital buffer and the systemic risk buffer, calculated on the basis of exposure as of December 31, 2025, according to applicable regulations and supervisory criteria).
Additionally, as of March 31, 2026, BBVA was required to meet a volume of own funds and eligible liabilities in terms of total exposure considered for the purpose of the calculation of the leverage ratio (the “MREL in LR”) of 8.59%, of which 5.66% in terms of the total exposure considered for calculating the leverage ratio had to be satisfied with subordinated instruments (the “subordination requirement in LR”). The MREL in RWA and MREL in LR ratios stood at 29.63% and 10.30%, respectively, at March 31, 2026, while the subordinated ratios (subordination requirement in RWA and subordination requirement in LR, respectively, to be fulfilled only by capital and/or subordinated instruments) were 25.92% and 9.01%, respectively, at such date.
On April 14, 2026, BBVA announced that it had received a communication from the Bank of Spain regarding its MREL requirement, established by the Single Resolution Board (SRB). According to this communication, which supersedes the previous one, BBVA must maintain, as from April 14, 2026, an amount of own funds and eligible liabilities equal to 23.94% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA of the resolution group must be met with subordinated instruments (the “subordination requirement in RWA”). The MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement (3.72%, considering the last official update of the countercyclical capital buffer and the systemic risk buffer, calculated on the basis of exposure as of December 31, 2025, according to applicable regulations and supervisory criteria).
In addition, BBVA must maintain, as from April 14, 2026, a volume of own funds and eligible liabilities in terms of total exposure for the calculation of the leverage ratio (the "MREL in LR") of 8.96%, of which 5.56% in terms of the total exposure considered for calculating the leverage ratio shall be satisfied with subordinated instruments (the “subordination requirement in LR”).
Given the structure of the resolution group’s own funds and eligible liabilities, as of March 31, 2026, the Group meets the aforementioned requirements.
In addition, as from January 1, 2026, BBVA must maintain, at an individual level, a CET1 ratio of 7.48% and a total capital ratio of 10.98%. These ratios include a 0.02% capital buffer for Systemic Risk and a 0.46% capital buffer for Countercyclical Risk applicable to BBVA at an individual level that shall be met with CET1.
The individual ratios of BBVA as of March 31, 2026 were as follows: the CET1 ratio stood at 13.86%, the Tier 1 ratio stood at 16.33%, the Tier 2 ratio stood at 2.90% and the total capital ratio stood at 19.22%. Risk-weighted assets (RWA) on an individual entity level amounted to €217,260 million as of March 31, 2026.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the three months ended March 31, 2026

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited condensed consolidated balance sheets as of March 31, 2026 and December 31, 2025

CONDENSED CONSOLIDATED BALANCE SHEETS (MILLIONS OF EUROS)

ASSETS	Notes	March 2026	December 2025
Cash, cash balances at central banks and other demand deposits	8	45,909	58,837
Financial assets held for trading	9	144,300	123,185
Non-trading financial assets mandatorily at fair value through profit or loss	10	11,935	11,272
Financial assets designated at fair value through profit or loss	11	998	1,006
Financial assets at fair value through other comprehensive income	12	61,937	58,809
Financial assets at amortized cost	13	587,499	568,893
Derivatives - hedge accounting		626	570
Fair value changes of the hedged items in portfolio hedges of interest rate risk		(119)	(87)
Joint ventures and associates	14	1,022	994
Insurance and reinsurance assets	21	233	198
Tangible assets	15	9,667	9,482
Intangible assets	16	2,935	2,856
Tax assets	17	16,291	17,867
Other assets	18	6,120	4,985
Non-current assets and disposal groups classified as held for sale	19	4,914	709
TOTAL ASSETS		894,267	859,576

LIABILITIES AND EQUITY	Notes	March 2026	December 2025 ⁽¹⁾
Financial liabilities held for trading	9	108,279	91,917
Financial liabilities designated at fair value through profit or loss	11	19,837	18,417
Financial liabilities at amortized cost	20	671,801	658,599
Derivatives - hedge accounting		2,044	1,933
Liabilities under insurance and reinsurance contracts	21	12,827	12,760
Provisions	22	4,051	4,422
Tax liabilities	17	4,319	4,020
Other liabilities	18	6,716	5,709
Liabilities included in disposal groups classified as held for sale	19	3,589	—
TOTAL LIABILITIES		833,463	797,778
SHAREHOLDERS’ FUNDS		74,803	76,228
Capital	24	2,761	2,797
Share premium		17,555	18,469
Other equity		29	40
Retained earnings	25	51,498	46,346
Other reserves	25	510	203
Less: Treasury shares		(540)	(299)
Profit or loss attributable to owners of the parent		2,989	10,511
Less: Interim dividends		—	(1,840)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	26	(18,533)	(18,871)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	4,534	4,441
TOTAL EQUITY		60,804	61,798
TOTAL EQUITY AND TOTAL LIABILITIES		894,267	859,576

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES)	Notes	March 2026	December 2025 ⁽¹⁾
Loan commitments given	28	250,869	227,554
Financial guarantees given	28	25,760	24,865
Other commitments given	28	66,668	60,159
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the three months ended March 31, 2026 and 2025

CONDENSED CONSOLIDATED INCOME STATEMENTS (MILLIONS OF EUROS)

	Notes	March 2026	March 2025
Interest and other income	29.1	15,624	14,720
Interest income using effective interest rate method		14,126	13,305
Other interest income		1,498	1,415
Interest expense	29.2	(8,086)	(8,321)
NET INTEREST INCOME		7,537	6,398
Dividend income	30	22	9
Share of profit or loss of entities accounted for using the equity method		26	9
Fee and commission income	31	3,716	3,297
Fee and commission expense	31	(1,460)	(1,237)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	32	130	114
Gains (losses) on financial assets and liabilities held for trading, net	32	641	770
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	32	4	86
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	32	159	54
Gains (losses) from hedge accounting, net	32	(9)	(5)
Exchange differences, net	32	(10)	(72)
Other operating income	33	208	177
Other operating expense	33	(773)	(648)
Income from insurance and reinsurance contracts	34	1,038	1,294
Expense from insurance and reinsurance contracts	34	(577)	(923)
GROSS INCOME		10,652	9,324
Administration costs	35	(3,631)	(3,184)
Depreciation and amortization	36	(418)	(378)
Provisions or reversal of provisions	37	(64)	(51)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	38	(1,820)	(1,385)
NET OPERATING INCOME		4,720	4,326
Impairment or reversal of impairment on non-financial assets	39	(4)	(1)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		1	4
Negative goodwill recognized in profit or loss		1	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	40	5	19
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		4,722	4,348
Tax expense or income related to profit or loss from continuing operations		(1,534)	(1,466)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		3,189	2,882
Profit (loss) after tax from discontinued operations	19	—	—
PROFIT (LOSS)		3,189	2,882
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	199	184
ATTRIBUTABLE TO OWNERS OF THE PARENT		2,989	2,698
		March 2026	March 2025
EARNINGS (LOSSES) PER SHARE (EUROS)		0.51	0.45
Basic earnings (losses) per share from continuing operations		0.51	0.45
Diluted earnings (losses) per share from continuing operations		0.51	0.45
Basic earnings (losses) per share from discontinued operations		—	—
Diluted earnings (losses) per share from discontinued operations		—	—
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the three months ended March 31, 2026 and 2025

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (MILLIONS OF EUROS)

	March 2026	March 2025
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	3,189	2,882
OTHER RECOGNIZED INCOME (EXPENSE)	470	(869)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	74	113
Actuarial gains (losses) from defined benefit pension plans	(57)	6
Non-current assets and disposal groups held for sale	1	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	61	111
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	86	(2)
Income tax related to items not subject to reclassification to income statement	(17)	(2)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	397	(982)
Hedge of net investments in foreign operations (effective portion)	(87)	(41)
Valuation gains (losses) taken to equity	(87)	(41)
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	1,113	(920)
Translation gains (losses) taken to equity	1,092	(920)
Transferred to profit or loss	—	—
Other reclassifications	21	—
Cash flow hedges (effective portion)	(210)	(64)
Valuation gains (losses) taken to equity	(210)	(64)
Transferred to profit or loss	—	—
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedging instruments (non-designated elements)	26	5
Valuation gains or losses taken to equity	26	5
Debt securities at fair value through other comprehensive income	(659)	68
Valuation gains (losses) taken to equity	(549)	143
Transferred to profit or loss	(115)	(75)
Other reclassifications	5	—
Non-current assets and disposal groups held for sale	(26)	—
Valuation gains (losses) taken to equity	—	—
Transferred to profit or loss	—	—
Other reclassifications	(26)	—
Entities accounted for using the equity method	9	(5)
Income tax relating to items subject to reclassification to income statements	231	(26)
TOTAL RECOGNIZED INCOME (EXPENSE)	3,659	2,013
Attributable to minority interests (non-controlling interests)	331	43
Attributable to the parent company	3,327	1,970
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the three months ended March 31, 2026 and 2025

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
March 2026												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2026 ⁽¹⁾	2,797	18,469	—	40	46,346	—	203	(299)	10,511	(1,840)	(18,871)	(3,059)	7,500	61,798
Total income (expense) recognized	—	—	—	—	—	—	—	—	2,989	—	338	132	199	3,659
Other changes in equity	(37)	(914)	—	(11)	5,152	—	307	(240)	(10,511)	1,840	—	—	(239)	(4,653)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(37)	(914)	—	—	29	—	(579)	1,500	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(3,357)	—	—	—	—	—	—	—	(244)	(3,601)
Purchase of treasury shares	—	—	—	—	—	—	—	(2,040)	—	—	—	—	—	(2,040)
Sale or cancellation of treasury shares	—	—	—	—	—	—	20	300	—	—	—	—	—	321
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	12	8,617	—	43	—	(10,511)	1,840	—	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(27)	—	—	—	—	—	—	—	—	—	(27)
Other increases or (-) decreases in equity	—	—	—	4	(137)	—	822	—	—	—	—	—	5	695
Balances as of March 31, 2026	2,761	17,555	—	29	51,498	—	510	(540)	2,989	—	(18,533)	(2,927)	7,461	60,804
(1) Balances as of December 31, 2025, as originally reported in the consolidated financial statements for the year 2025.

The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the three months ended March 31, 2026 and 2025

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
March 2025												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2025 ⁽[1]⁾	2,824	19,184	—	40	40,693	—	1,814	(66)	10,054	(1,668)	(17,220)	(2,730)	7,089	60,014
Total income (expense) recognized	—	—	—	—	—	—	—	—	2,698	—	(728)	(141)	184	2,013
Other changes in equity	—	—	—	(12)	5,889	—	31	(69)	(10,054)	1,668	—	—	(215)	(2,763)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(2,360)	—	—	—	—	—	—	—	(215)	(2,575)
Purchase of treasury shares	—	—	—	—	—	—	—	(335)	—	—	—	—	—	(335)
Sale or cancellation of treasury shares	—	—	—	—	—	—	3	266	—	—	—	—	—	269
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	9	8,348	—	28	—	(10,054)	1,668	—	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(26)	—	—	—	—	—	—	—	—	—	(26)
Other increases or (-) decreases in equity	—	—	—	5	(100)	—	—	—	—	—	—	—	—	(95)
Balances as of March 31, 2025	2,824	19,184	—	27	46,582	—	1,845	(135)	2,698	—	(17,948)	(2,871)	7,058	59,264
(1) Balances as of December 31, 2024, as originally reported in the consolidated financial statements for the year 2024.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2026 and 2025

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (MILLIONS OF EUROS)

	March 2026	March 2025
A) CASH FLOWS FROM OPERATING ACTIVITIES	(9,760)	157
Of which hyperinflation effect from operating activities	403	609
Profit for the period	3,189	2,882
Adjustments to obtain the cash flow from operating activities	4,057	3,717
Depreciation and amortization	418	378
Other adjustments	3,639	3,339
Net increase/decrease in operating assets/liabilities	(17,595)	(7,012)
Financial assets/liabilities held for trading	(4,595)	(3,262)
Non-trading financial assets mandatorily at fair value through profit or loss	(481)	(248)
Other financial assets/liabilities designated at fair value through profit or loss	1,280	537
Financial assets at fair value through other comprehensive income	(3,546)	(1,069)
Financial assets/liabilities at amortized cost	(9,687)	(3,449)
Other operating assets/liabilities	(566)	480
Collection/Payments for income tax	589	570
B) CASH FLOWS FROM INVESTING ACTIVITIES	(429)	(274)
Of which hyperinflation effect from investing activities	99	138
Tangible assets	(224)	(131)
Intangible assets	(216)	(177)
Investments in joint ventures and associates	4	12
Subsidiaries and other business units	—	—
Non-current assets/liabilities held for sale	7	22
Other settlements/collections related to investing activities	—	—
C) CASH FLOWS FROM FINANCING ACTIVITIES	(2,919)	491
Of which hyperinflation effect from financing activities	—	—
Dividends	—	—
Subordinated liabilities	(1,038)	771
Treasury share amortization/increase	(37)	—
Treasury share acquisition/disposal	(1,720)	(103)
Other items relating to financing activities	(124)	(177)
D) EFFECT OF EXCHANGE RATE CHANGES	369	(1,114)
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (A + B + C + D)	(12,739)	(739)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	58,837	51,145
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	46,098	50,406

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (MILLIONS OF EUROS)

	March 2026	March 2025
Cash	7,275	7,445
Balance of cash equivalent in central banks	29,986	35,165
Other financial assets	8,837	7,795
Less: Bank overdraft refundable on demand	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD ⁽[1]⁾	46,098	50,406
(1) Includes cash and cash equivalents of Garanti Bank's Romanian subsidiaries classified as Non-current Assets Held for Sale (see Note 3).
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the three months ended March 31, 2026
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1.Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2025 were authorized for issue on February 20, 2026.
1.2.Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter the “Consolidated Financial Statements”) as of and for the three months ended March 31, 2026 are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (hereinafter “IAS 34”), as adopted by the European Union (“EU-IFRS”), and with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board) and have been approved by the Board of Directors at its meeting held on April 29, 2026.
In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with EU-IFRS. Consequently, for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2025.
The aforementioned annual consolidated financial statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the EU-IFRS applicable as of December 31, 2025, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.

The Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2025, except for the new Standards and Interpretations applicable from January 1, 2026 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of March 31, 2026, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the three months ended March 31, 2026.
The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect on the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the Consolidated Financial Statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.

1.3.    Responsibility for the information and for the estimates made
The information contained in the Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 6, 12, 13 and 14).
–The assumptions used in the valuation of insurance and reinsurance contracts (see Note 21), to quantify certain provisions (see Note 22), and for the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 23).
–The useful life and impairment losses of tangible and intangible assets, and impairment losses on non-current assets held for sale (see Notes 15, 16 and 19).
–The valuation of goodwill and price allocation of business combinations (see Note 16).
–The fair value of certain unlisted financial assets and liabilities (see Notes 6, 7, 9, 10, 11 and 12).
–The recoverability of deferred tax assets and the estimate of the corporate income tax (see Note 17).

In general, the BBVA Group is working to consider and incorporate into the models used for calculating relevant estimates how climate risk and other climate-related matters may affect the financial statements, cash flows and financial performance of the Group. These estimates and judgments are being considered in preparing the BBVA Group's financial statements and, to the extent relevant, they are mentioned in the relevant Notes to these Consolidated Financial Statements.
The prevailing geopolitical and economic uncertainties (see Note 6.1) entail a greater complexity in developing reliable estimations and applying judgment.
Estimates have been made on the basis of the best available information on the matters analyzed as of March 31, 2026. However, it is possible that events may take place subsequent to such date which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
During the three-month period ended March 31, 2026 there have been no significant changes in the estimates made as of December 31, 2025, other than those indicated in these Consolidated Financial Statements.
1.4.    Related party transactions
The information related to these transactions is presented in Note 53 of the consolidated financial statements of the Group for the year ended December 31, 2025.
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the regular course of their business. None of these transactions are considered significant and the transactions are carried out under normal market conditions.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the Consolidated Financial Statements do not differ significantly from those detailed in Note 2 to the consolidated financial statements of the Group for the year ended December 31, 2025.
The standards that came into effect on January 1, 2026, as well as the standards issued by the International Accounting Standards Board (IASB) but not yet in effect as of March 31, 2026, respectively, are listed below. The most notable standards are:
2.1.Standards and interpretations that became effective in the first three months of 2026
Amendments to IFRS 9 and IFRS 7: Amendments to the classification and measurement of financial instruments
On May 30, 2024 the IASB issued amendments to IFRS 9 and IFRS 7 to clarify, among others, how to assess the contractual cash flow characteristics of financial assets that include contingent features such as the achievement of Environmental, Social and Governance targets. Additionally, they clarify that a financial liability should be derecognized on the 'settlement date' and introduce an accounting policy option to derecognize before that date financial liabilities that are settled using an electronic payment system. Finally, additional disclosures are required by IFRS 7 for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income.

The amendments came into force on January 1, 2026, with no significant impacts on the BBVA Group's consolidated financial statements arising from the entry into force of the amendments.
Amendments to IFRS 9 and IFRS 7: Contracts that refer to nature-dependent electricity
On December 18, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to address the accounting for renewable electricity purchase agreements. The amendments include guidance on the "own use" exemption for electricity purchasers and requirements for applying hedge accounting to these agreements.
The amendments came into force on January 1, 2026, with no significant impacts on the BBVA Group's consolidated financial statements arising from the entry into force of the amendments.

2.2.Standards and interpretations issued but not yet effective as of March 31, 2026
The following new IFRS standards and interpretations or amendments had been published at the date of preparation of the Consolidated Financial Statements, but were not mandatory as of March 31, 2026. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.
IFRS 18 - "Presentation and Disclosures in Financial Statements"
On April 9, 2024, the IASB issued IFRS 18 "Presentation and Disclosures in Financial Statements" which introduces new requirements to improve the quality of information presented in financial statements and to promote analysis, transparency and comparability of companies' performance.
Specifically, IFRS 18 introduces three predefined expense categories (operating, investing and financing) and two subtotals ("operating profit" and "profit before financing and income taxes") to provide a consistent structure in the income statement and facilitate the analysis of the income statement. Additionally, it introduces disclosure requirements for management-defined performance measures (MPM). Finally, it establishes requirements and provides guidance on aggregation/disaggregation of the information to be provided in the primary financial statements.
This new standard will come into force on January 1, 2027, with early application permitted once it is adopted by the European Union.
IFRS 19 "Subsidiaries without Public Accountability: Disclosures"
On May 9, 2024, the IASB issued IFRS 19 "Subsidiaries without Public Accountability: Disclosures" which allows certain eligible entities to elect to apply the reduced disclosure requirements of IFRS 19 while continuing to apply the requirements of recognition, valuation and presentation of other IFRS accounting standards.
This new standard will enter into force on January 1, 2027, allowing early application once it is adopted by the European Union. The Group has no entities that fall within the scope of this standard, so no significant impact on the BBVA Group´s financial statements is expected.
Amendments to IAS 21 "The Effects of Changes in Foreign Exchanges Rates"
On November 13, 2025, the IASB issued a set of amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates. These amendments address how companies should translate financial information from a non-hyperinflationary functional currency to a hyperinflationary presentation currency.

Specifically, it states that a company with a non-hyperinflationary functional currency but with a hyperinflationary presentation currency must translate all amounts in the financial statements (including comparatives) using the closing exchange rate at the end of the reporting period.
The amendments also require entities to disclose and provide details of the financial information related to their foreign operations affected by the proposed translation method.
The amendments will become effective on January 1, 2027, once adopted by the European Union, and will be applied retrospectively. The implementation of the amendments is not expected to have any impact on the BBVA Group’s financial statements.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2025:
–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix IV shows the fully consolidated companies in which, based on the information available, there were shareholders outside the Group with a stake in them exceeding 10% of their capital.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with an active presence in other areas of Europe, the United States and Asia (see Note 5).
Significant transactions in the first three months of 2026
Divestitures
Agreement for the sale of the Romanian subsidiaries of Garanti BBVA
On March 28, 2026, it was announced that Türkiye Garanti Bankası A.Ş. (“Garanti BBVA") had reached an agreement with Raiffeisen Bank SA —the Romanian subsidiary of the Austrian bank Raiffeisen Bank International AG (RBI)— to sell 100% of Garanti BBVA’s subsidiaries in Romania. As a result of the above, all the balance sheet items of Garanti Bank SA, Motoractive IFN SA and Motoractive Multiservices SRL have been reclassified into the line items “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” in the Group's consolidated balance sheet as of March 31, 2026.
The closing of the transaction is expected during the fourth quarter of 2026, once the regulatory authorizations from the competent authorities have been received.
Significant transactions in 2025
During the fiscal year 2025, no significant or relevant corporate transactions have been completed.

4.Shareholder remuneration system
The Annual General Shareholders´ Meeting of BBVA held on March 20, 2026, approved, under item 1.3 of the Agenda, a cash distribution against the 2025 results as a final dividend for the 2025 financial year, for an amount equal to €0.60 gross per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2026. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to approximately €3,357 million.
Share buyback program in 2026
On December 19, 2025, and after receiving the required authorization from the European Central Bank (“ECB”), by means of an Inside Information notice (información privilegiada) BBVA announced that its Board of Directors, at its meeting held on December 18, 2025, had agreed to carry out the execution of a framework share buyback program, all in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 (the "Regulations"), which will be executed in several tranches for a maximum monetary amount of €3,960 million with the purpose of reducing BBVA's share capital (the "Framework Program"), without prejudice to the possibility of suspending or terminating the Framework Program early if circumstances so warrant. It also announced that the Board of Directors agreed to execute a first tranche of the Framework Program in compliance with the Regulations, for the purpose of reducing BBVA's share capital for a maximum monetary amount of €1,500 million (the "First Tranche"). The execution was carried out externally by J.P. Morgan SE.
By means of an Other Relevant Information notice (otra información relevante) dated March 6, 2026, BBVA announced the completion of the execution of the First Tranche of the Framework Program, having reached the maximum monetary amount of €1,500 million and having acquired, between December 22, 2025 and March 6, 2026, 74,963,302 own shares representing approximately 1.31% of BBVA's share capital as of that date.
On March 31, 2026, BBVA notified through an Other Relevant Information notice the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 20, 2026, under item 5 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €36,732,017.98 and the consequent redemption, charged to unrestricted reserves, of the 74,963,302 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the First Tranche of the Framework Program and which were held as treasury shares (see Notes 24 and 25).
In connection with the communication dated December 19, 2025, on March 20, 2026, BBVA announced by means of an Inside Information notice (información privilegiada) that its Board of Directors, at its meeting held on such day, within the scope of the Framework Program, had agreed to execute a second tranche of the Framework Program in compliance with the Regulations for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,000 million (the "Second Tranche"). The execution was carried out externally through Citigroup Global Markets Europe AG.
By means of an Other Relevant Information notice (otra información relevante) dated April 17, 2026, BBVA announced the completion of the execution of the Second Tranche of the Framework Program, having reached the maximum monetary amount of €1,000 million. Between March 23 and April 17, 2026, a total of 52,800,888 own shares, representing approximately 0.94% of BBVA's share capital as of that date were acquired. The amortization of such shares and such capital reduction are pending execution as of the date of preparation of the Consolidated Financial Statements.

5.Operating segment reporting
Operating segment reporting represents a basic tool for monitoring and managing the different activities of the BBVA Group. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of March 31, 2026, the structure of the information by operating segment reported by the BBVA Group remains the same as that of the closing of 2025 financial year.
The composition of BBVA Group's operating segments is summarized below:
–Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.
–Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA Mexico carries out through its Houston agency.
–Turkey reports the activity of the Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands. As described in Note 3, Garanti BBVA has entered into an agreement to sell its subsidiary in Romania.
–South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina, Chile, Colombia, Peru, Uruguay, Venezuela and Brazil.
–Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, BBVA’s branches in Asia, as well as the digital banks of the Group in Italy and Germany.
The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function for the consolidated BBVA Group, management of structural exchange rate positions; certain portfolios, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets.
The breakdown of the BBVA Group’s total assets by operating segment and the Corporate Center as of March 31, 2026 and December 31, 2025, is as follows:

TOTAL GROUP ASSETS BY OPERATING SEGMENTS (MILLIONS OF EUROS)

	March 2026	December 2025 ⁽¹⁾
Spain	474,365	458,090
Mexico	185,748	182,654
Turkey	94,215	90,702
South America	81,103	76,624
Rest of Business	95,249	88,354
Subtotal assets by operating segments	930,680	896,424
Corporate Center	(36,413)	(36,848)
Total assets BBVA Group	894,267	859,576
(1) In the first quarter of 2026 certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial expenses were reallocated, in particular, between Spain, Mexico, South America and Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for year 2025 have been revised, which has not affected the consolidated financial information of the Group.

The following table sets forth the main margins and profit by operating segment and the Corporate Center for the three months ended March 31, 2026 and 2025:

MAIN MARGINS AND PROFIT BY OPERATING SEGMENTS (MILLIONS OF EUROS)

	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center
March 2026
Net interest income	7,537	1,656	3,136	1,121	1,474	232	(83)
Gross income	10,652	2,653	4,274	1,712	1,626	595	(208)
Operating profit /(loss) before tax	4,722	1,575	2,064	666	561	300	(443)
Attributable profit (loss)	2,989	1,095	1,453	263	249	236	(305)
March 2025 ⁽¹⁾
Net interest income	6,398	1,598	2,767	701	1,232	188	(88)
Gross income	9,324	2,518	3,705	1,267	1,439	435	(40)
Operating profit /(loss) before tax	4,348	1,538	1,847	453	507	230	(228)
Attributable profit (loss)	2,698	1,012	1,329	158	214	180	(195)
(1) In the first quarter of 2026 certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial expenses were reallocated, in particular, between Spain, Mexico, South America and Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for year 2025 have been revised, which has not affected the consolidated financial information of the Group.
6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of March 31, 2026 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2025.
6.1Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.
As part of this process, a forward projection of the Risk Appetite Framework (RAF) variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, measures are taken to seek to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below and those mentioned in Note 7.1 to the consolidated financial statements of the Group for the year ended December 31, 2025.
Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions and the alteration of the institutional environment of the countries in which it operates, and is exposed to sovereign debt, particularly in Spain, Mexico and Turkey.
The global economy is undergoing significant changes, due in part to the policies of the U.S. administration and, more recently, the conflict in Iran. Uncertainty surrounding their consequences is exceptionally high, substantially increasing geopolitical, economic, and financial risks.

Tensions in the Middle East have recently led to increases in prices of oil, gas, and energy-intensive goods. A prolonged escalation of such tensions may result in further volatility or sustained increases in global energy prices, generate strong inflationary pressures, increase financial volatility, and weigh on economic growth, potentially contributing to a global economic slowdown, and constraining and the policy flexibility of major central banks. This is compounded by the continuation of the conflict in Ukraine and the potential reactivation of other geopolitical flashpoints, such as Greenland, or recent developments in Latin America linked to possible interventions by the U.S. administration. In response to these risks and to changes in U.S. foreign policy, the European Union has taken steps to increase military spending, which could support growth but also add upward pressure on inflation and interest rates in the region.
The increase in U.S. tariffs on imports from its trading partners has also triggered financial market volatility, reinforcing global-wide risks. High uncertainty regarding the final level and duration of these tariffs could negatively impact the global economy, worsening the macroeconomic environment. As a result of adopted or announced tariffs, global growth could decelerate significantly.
While fiscal and monetary policies could partially offset the effects of global protectionism, notably in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakened confidence, and financial volatility, among other factors.
Rising tariffs also increase the risk of inflation in the United States and the Eurozone, which could further slow private demand and, at the same time, constrain the Federal Reserve’s and the ECB’s ability to lower rates if warranted by activity.
Beyond import tariffs, tighter controls on migration flows could also affect the labor market in the United States, add to inflationary pressures, and weigh on economic growth. The U.S. administration’s fiscal, monetary, regulatory, industrial, and foreign policies could likewise contribute to financial and macroeconomic volatility. This is compounded by concerns that the Federal Reserve’s independence in decision-making may be weakened by political considerations.
Amid growing uncertainty surrounding U.S. policies and the widening fiscal deficit, the U.S. risk premium could continue to rise, pushing up long-term sovereign yields and further weakening the U.S. dollar. These developments could trigger episodes of volatility, especially given the high public debt levels in both developed and emerging economies. Additionally, the relatively high valuations of AI-related assets constitute an additional source of uncertainty, with potential implications in the financial markets.
Overall, rising global geopolitical tensions are increasing uncertainty about the global economy and the likelihood of economic and financial disruptions, including a recession.
The Group is exposed to, among others, the following general risks related to the economic and institutional environment in the countries where it operates: a deterioration in economic activity, including potential recession scenarios; inflationary pressures that could lead to a tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of a protectionist escalation or an increase in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or even defaults or debt restructurings; the impact of the policies adopted by the current U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those observed recently, that could result in significant losses for the Group.

In Spain, political, regulatory, and economic uncertainty could negatively impact activity. In Mexico, considerable uncertainty persists regarding the impact of the recently approved constitutional reforms, as well as the policies of the U.S. administration and the outcome of the review of the United States-Mexico-Canada free trade agreement (USMCA). In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Recent political and social tensions could also generate renewed bouts of financial volatility and macroeconomic risks. Moreover, uncertainty remains over the impact on Turkey of the geopolitical situation in the Middle East. In South America, ongoing and potential interventionist actions by the United States in some of its countries constitute a significant source of risk. In Argentina, despite the improvement in prospects following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turmoil persists. Lastly, in Colombia and Peru, meteorological events, political tensions, and a deterioration of public finances could weigh on economic performance.
Any of these factors could have a material adverse impact on the Group's business, financial condition and results of operations.

6.2Credit risk
Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. The general principles governing credit risk management in the BBVA Group, as well as the credit risk management in the Group as of March 31, 2026 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2025.
Credit risk exposure
In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of March 31, 2026 and December 31, 2025 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to ensure compliance with payment obligations. The details are broken down by category of financial instruments:

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	March 2026	Stage 1	Stage 2	Stage 3
Financial assets held for trading		103,971
Equity instruments	9	10,394
Debt securities	9	35,690
Loans and advances	9	57,887
Non-trading financial assets mandatorily at fair value through profit or loss		11,935
Equity instruments	10	11,060
Debt securities	10	233
Loans and advances	10	642
Financial assets designated at fair value through profit or loss	11	998
Derivatives (trading and hedging)		51,914
Financial assets at fair value through other comprehensive income		62,054
Equity instruments	12	1,445
Debt securities		59,845	59,835	—	10
Loans and advances		764	284	480	—
Financial assets at amortized cost		600,243	553,486	32,084	14,672
Debt securities		74,388	74,345	6	37
Loans and advances to central banks		8,142	8,142	—	—
Loans and advances to credit institutions		26,098	26,060	38	—
Loans and advances to customers		491,614	444,939	32,041	14,635
Total financial assets risk		831,114
Total loan commitments and financial guarantees		343,297	332,521	10,131	645
Loan commitments given	28	250,869	243,193	7,492	184
Financial guarantees given	28	25,760	25,008	633	119
Other commitments given	28	66,668	64,320	2,006	342
Total maximum credit exposure		1,174,412

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	December 2025	Stage 1	Stage 2	Stage 3
Financial assets held for trading		90,634
Equity instruments	9	9,901
Debt securities	9	30,846
Loans and advances	9	49,887
Non-trading financial assets mandatorily at fair value through profit or loss		11,272
Equity instruments	10	10,539
Debt securities	10	192
Loans and advances	10	541
Financial assets designated at fair value through profit or loss	11	1,006
Derivatives (trading and hedging)		49,141
Financial assets at fair value through other comprehensive income		58,919
Equity instruments	12	1,360
Debt securities		57,046	57,020	—	25
Loans and advances		513	24	488	—
Financial assets at amortized cost		581,271	536,123	30,765	14,383
Debt securities		73,429	73,387	5	37
Loans and advances to central banks		10,881	10,881	—	—
Loans and advances to credit institutions		24,263	24,230	34	—
Loans and advances to customers		472,697	427,625	30,727	14,346
Total financial assets risk		792,242
Total loan commitments and financial guarantees		312,578	303,063	8,839	676
Loan commitments given	28	227,554	220,990	6,385	179
Financial guarantees given	28	24,865	23,988	739	138
Other commitments given	28	60,159	58,084	1,715	359
Total maximum credit exposure		1,104,820
The changes in the three months ended March 31, 2026 and the year ended December 31, 2025 of impaired financial assets and guarantees given are as follows:

CHANGES IN IMPAIRED FINANCIAL ASSETS AND GUARANTEES GIVEN (MILLIONS OF EUROS)

	March 2026	December 2025
Balance at the beginning of the period	14,900	14,891
Additions	3,359	13,143
Decreases ⁽¹⁾	(1,602)	(6,893)
Net additions	1,756	6,250
Amounts written-off	(1,240)	(4,534)
Exchange differences and other	(279)	(1,708)
Balance at the end of the period	15,137	14,900
(1) Reflects the total amount of impaired risks derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

Loss allowances
Below are the changes in the three months ended March 31, 2026, and the year ended December 31, 2025 in the loss allowances recognized on the condensed consolidated balance sheets to cover the estimated impairment or reversal of impairment on loans and advances at amortized cost:

CHANGES IN LOSS ALLOWANCES OF LOANS AND ADVANCES AT AMORTIZED COST (MILLIONS OF EUROS)

	March 2026	December 2025
Balance at the beginning of the period	(12,394)	(11,630)
Increase in loss allowances charged to income	(3,879)	(10,899)
Stage 1	(908)	(1,761)
Stage 2	(704)	(1,433)
Stage 3	(2,268)	(7,706)
Decrease in loss allowances charged to income	2,044	4,780
Stage 1	722	1,245
Stage 2	525	1,058
Stage 3	797	2,476
Transfer to written-off loans, exchange differences and other	1,468	5,356
Balance at the end of the period	(12,761)	(12,394)
Estimation models and additional adjustments to expected losses measurement
The Group periodically reviews its individual estimates and its models for collective estimates of expected losses, as well as the impact of macroeconomic scenarios considered for such purposes. It should be noted that, although these updates incorporate the best information available at the relevant time, they may not fully reflect the most recent developments in the economic environment, especially in contexts of high uncertainty and volatility, or with respect to very recent events still underway. In this regard, with respect to the estimates for expected losses, the provisions described in Note 7 to the consolidated financial statements for the year 2025 regarding individual and collective estimates of expected losses, as well as macroeconomic estimates and the sensitivity to variations in key assumptions of the macroeconomic scenarios, must be taken into account.
The Group may supplement these expected losses to account for effects that may not be included therein, either because it considers that there are additional risk factors, or to incorporate sectoral particularities or those that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose, including the evaluation by the relevant Global Risk Management Committee.
In this regard, as of March 31, 2026, the Group has made an adjustment amounting to €98 million, motivated by the high geopolitical uncertainty associated with the conflict in the Middle East, particularly due to its duration and scope (see Note 6.1).
As of December 31, 2025, the Group had not recognized any material adjustment to the models used in the estimation of expected credit losses.

7.Fair value of financial instruments
The criteria and valuation methods used to estimate the fair value of financial assets as of March 31, 2026 do not differ significantly from those included in Note 8 of the consolidated financial statements for the year ended December 31, 2025.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2025.
The effect on the consolidated income statements and on the consolidated equity resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2025.
7.1. Fair value of financial instruments recognized at fair value according to valuation criteria
The fair value of the Group's financial instruments recognized at fair value in the condensed consolidated balance sheets is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of March 31, 2026 and December 31, 2025:

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVEL. MARCH 2026 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	144,300	34,898	106,482	2,920
Derivatives		40,329	1,315	38,008	1,007
Equity instruments		10,394	10,154	35	205
Debt securities		35,690	23,429	11,601	661
Loans and advances		57,887	—	56,839	1,047
Non-trading financial assets mandatorily at fair value through profit or loss	10	11,935	9,753	809	1,373
Equity instruments		11,060	9,578	491	991
Debt securities		233	176	57	1
Loans and advances		642	—	261	381
Financial assets designated at fair value through profit or loss	11	998	996	2	—
Debt securities		998	996	2	—
Financial assets at fair value through other comprehensive income	12	61,937	55,241	4,190	2,505
Equity instruments		1,445	1,116	173	156
Debt securities		59,793	54,101	3,757	1,935
Loans and advances		699	24	260	415
Derivatives – Hedge accounting		626	—	626	—
LIABILITIES
Financial liabilities held for trading	9	108,279	14,293	92,604	1,383
Trading derivatives		36,780	1,361	34,127	1,293
Short positions		12,963	12,932	30	1
Deposits		58,537	—	58,447	90
Financial liabilities designated at fair value through profit or loss	11	19,837	—	17,032	2,806
Deposits from credit institutions		—	—	—	—
Customer deposits		872	—	872	—
Debt certificates issued		6,527	—	3,721	2,806
Other financial liabilities		12,439	—	12,439	—
Derivatives – Hedge accounting		2,044	—	2,030	14

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVEL. DECEMBER 2025 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	123,185	30,045	90,885	2,254
Derivatives		32,551	955	30,829	768
Equity instruments		9,901	9,536	158	208
Debt securities		30,846	19,555	10,686	605
Loans and advances		49,887	—	49,213	673
Non-trading financial assets mandatorily at fair value through profit or loss	10	11,272	3,946	5,732	1,594
Equity instruments		10,539	3,817	5,341	1,380
Debt securities		192	128	63	—
Loans and advances		541	—	328	213
Financial assets designated at fair value through profit or loss	11	1,006	1,004	2	—
Debt securities		1,006	1,004	2	—
Financial assets at fair value through other comprehensive income	12	58,809	52,134	4,760	1,915
Equity instruments		1,360	1,015	107	237
Debt securities		57,001	51,095	4,652	1,255
Loans and advances		448	24	1	423
Derivatives – Hedge accounting		570	—	570	—
LIABILITIES
Financial liabilities held for trading	9	91,917	14,129	76,334	1,454
Trading derivatives		30,345	1,131	28,021	1,193
Short positions		13,100	12,999	102	—
Deposits		48,472	—	48,211	261
Financial liabilities designated at fair value through profit or loss	11	18,417	—	16,284	2,133
Deposits from credit institutions		—	—	—	—
Customer deposits		897	—	897	—
Debt certificates issued		5,997	—	3,864	2,133
Other financial liabilities		11,524	—	11,524	—
Derivatives – Hedge accounting		1,933	—	1,926	7
7.2 Fair value of financial instruments recognized at amortized cost according to valuation method
Below is shown the fair value of the Group's financial instruments in the condensed consolidated balance sheets recognized at amortized cost, broken down according to the valuation method used to determine their fair value, and their respective book value as of March 31, 2026 and December 31, 2025:

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVEL. MARCH 2026 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	45,909	45,909	—	—	—	45,909
Financial assets at amortized cost	13	587,499	39,969	65,459	27,035	452,100	584,563
Debt securities		74,340	—	65,459	6,840	1,055	73,354
Loans and advances		513,158	39,969	—	20,195	451,045	511,209
LIABILITIES
Financial liabilities at amortized cost	20	671,801	418,506	45,007	93,193	114,881	671,587
Deposits		561,158	395,427	—	52,203	112,574	560,204
Debt certificates issued		87,564	—	45,007	40,990	2,306	88,303
Other financial liabilities		23,080	23,080	—	—	—	23,080
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVEL. DECEMBER 2025 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	58,837	58,837	—	—	—	58,837
Financial assets at amortized cost	13	568,893	40,224	65,255	25,873	437,577	568,929
Debt securities		73,379	—	65,255	6,526	1,322	73,103
Loans and advances		495,513	40,224	—	19,347	436,255	495,826
LIABILITIES
Financial liabilities at amortized cost	20	658,599	416,378	42,578	86,123	115,369	660,447
Deposits		556,498	396,119	—	49,084	112,053	557,256
Debt certificates issued		81,842	—	42,578	37,039	3,316	82,932
Other financial liabilities		20,258	20,258	—	—	—	20,258
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.
8.Cash, cash balances at central banks and other demand deposits

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS (MILLIONS OF EUROS)

	March 2026	December 2025
Cash on hand	7,209	8,050
Cash balances at central banks ⁽¹⁾	29,874	42,856
Other demand deposits	8,826	7,931
Total	45,909	58,837
(1) The variation is mainly due to the evolution of the balances held in the Bank of Spain.

9.Financial assets and liabilities held for trading

FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING (MILLIONS OF EUROS)

	Notes	March 2026	December 2025
ASSETS
Derivatives		40,329	32,551
Equity instruments	6.2	10,394	9,901
Debt securities	6.2	35,690	30,846
Loans and advances (1)	6.2	57,887	49,887
Total assets	7	144,300	123,185
LIABILITIES
Derivatives		36,780	30,345
Short positions		12,963	13,100
Deposits (1)		58,537	48,472
Total liabilities	7	108,279	91,917
(1) The variation is mainly due to the evolution of "Reverse repurchase agreements" of BBVA, S.A. partially offset by the evolution of "Repurchase agreements" principally of BBVA, S.A.
10.Non-trading financial assets mandatorily at fair value through profit or loss

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS (MILLIONS OF EUROS)

	Notes	March 2026	December 2025
Equity instruments	6.2	11,060	10,539
Debt securities	6.2	233	192
Loans and advances	6.2	642	541
Total	7	11,935	11,272
11.Financial assets and liabilities designated at fair value through profit or loss

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (MILLIONS OF EUROS)

	Notes	March 2026	December 2025
ASSETS
Debt securities	6.2 / 7	998	1,006
Total assets	7	998	1,006
LIABILITIES
Customer deposits		872	897
Debt certificates issued		6,527	5,997
Other financial liabilities: Unit-linked products		12,439	11,524
Total liabilities	7	19,837	18,417

12.Financial assets at fair value through other comprehensive income

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (MILLIONS OF EUROS)

	Notes	March 2026	December 2025
Equity instruments	6.2	1,445	1,360
Debt securities		59,793	57,001
Loans and advances	6.2	699	448
Total	7	61,937	58,809
Of which: loss allowances of debt securities		(52)	(45)
Of which: loss allowances of loans and advances		(65)	(65)
13.Financial assets at amortized cost

FINANCIAL ASSETS AT AMORTIZED COST (MILLIONS OF EUROS)

	Notes	March 2026	December 2025
Debt securities		74,340	73,379
Loans and advances to central banks		8,134	10,869
Loans and advances to credit institutions		26,075	24,244
Loans and advances to customers		478,949	460,401
General governments		27,877	25,905
Other financial corporations		26,251	23,522
Non-financial corporations		227,178	217,390
Other		197,643	193,583
Total	7	587,499	568,893
Of which: impaired assets of loans and advances to customers	6.2	14,635	14,346
Of which: loss allowances of loans and advances	6.2	(12,696)	(12,329)
Of which: loss allowances of debt securities		(48)	(49)
During 2025, the Group made a payment corresponding to the Interest Margin and Commission Tax (“IMIC”, by its acronym in Spanish) for the year ended December 31, 2024, regulated by the Ninth Final Provision of Law 7/2024. However, given that such payment was made but considered undue with respect to such year under the existing legal framework as of each of December 31, 2025 and March 31, 2026, an asset for the amount disbursed (€295 million) was recorded under the “General governments” heading within the "Financial assets at amortized cost - Loans and advances to customers" item in the balance sheet as of each such dates.
14.    Investments in joint ventures and associates

JOINT VENTURES AND ASSOCIATES (MILLIONS OF EUROS)

	March 2026	December 2025
Joint ventures	178	111
Associates	844	883
Total	1,022	994

15.    Tangible assets

TANGIBLE ASSETS. BREAKDOWN BY TYPE (MILLIONS OF EUROS)

	March 2026	December 2025
Property, plant and equipment	9,412	9,247
For own use	8,498	8,367
Land and buildings	6,527	6,377
Work in progress	100	83
Furniture, fixtures and vehicles	7,148	7,029
Right to use assets	2,772	2,683
Accumulated depreciation	(7,899)	(7,659)
Impairment	(149)	(146)
Leased out under an operating lease	915	879
Assets leased out under an operating lease	1,150	1,085
Accumulated depreciation	(236)	(206)
Investment property	255	235
Building rental	246	215
Other	1	1
Right to use assets	243	251
Accumulated depreciation	(139)	(135)
Impairment	(96)	(97)
Total	9,667	9,482
16.    Intangible assets

INTANGIBLE ASSETS (MILLIONS OF EUROS)

	March 2026	December 2025
Goodwill	732	715
Other intangible assets	2,202	2,140
Computer software acquisition expense	2,162	2,105
Other intangible assets with an infinite useful life	8	8
Other intangible assets with a definite useful life	33	27
Total	2,935	2,856
Goodwill
As of March 31, 2026 and December 31, 2025, the principal amount of the goodwill related to the cash-generating unit (hereinafter "CGU") of Mexico for an amount of €563 million and €553 million, respectively.
Impairment Test
As mentioned in Note 2.2.7 of the consolidated financial statements of the Group for the year ended December 31, 2025, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment. As of and for the three months ended March 31, 2026, no indicators of impairment have been identified in any CGU.

17.    Tax assets and liabilities

TAX ASSETS AND LIABILITIES (MILLIONS OF EUROS)

	March 2026	December 2025
Tax assets
Current tax assets	2,199	3,998
Deferred tax assets	14,093	13,869
Total	16,291	17,867
Tax liabilities
Current tax liabilities	1,758	1,480
Deferred tax liabilities	2,561	2,540
Total	4,319	4,020

As of March 31, 2026 and December 31, 2025, current tax liabilities include, among others, the outstanding amount of the IMIC applicable to certain financial entities. Specifically, as of March 31, 2026, current tax liabilities comprise both the amount of IMIC payable for the 2025 financial year and the amount accrued for the first quarter of 2026 (as of March 31, 2026, and December 31, 2025, the amount accrued for IMIC was approximately €81 million and €318 million, respectively). This is recognized under the heading "Tax expense or income related to profit or loss from continuing operations", in accordance with its classification as an income tax under IAS 12, given its characteristics as a direct tax, whose taxable event is the generation within Spanish territory of a positive net interest margin and commissions during the tax period.
18.    Other assets and liabilities

OTHER ASSETS AND LIABILITIES (MILLIONS OF EUROS)

	March 2026	December 2025
ASSETS
Inventories	1,314	1,307
Transactions in progress	281	182
Accruals	2,510	2,101
Other items	2,015	1,395
Total	6,120	4,985
LIABILITIES
Transactions in progress	548	346
Accruals	3,262	3,463
Other items	2,906	1,900
Total	6,716	5,709

19.    Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale

NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE. BREAKDOWN BY ITEMS (MILLIONS OF EUROS)

	March 2026	December 2025
ASSETS
Foreclosures and recoveries	750	743
Other assets from tangible assets	311	473
Companies held for sale ⁽¹⁾	4,251	55
Accrued amortization ⁽[2]⁾	(58)	(58)
Impairment losses	(339)	(504)
Total	4,914	709
LIABILITIES
Companies held for sale ⁽¹⁾	3,589	—
Total	3,589	—
(1) The balance as of March 2026 corresponds mainly to the stake in the Romanian subsidiary of Garanti Bank (see Note 3).
(2) Corresponds to the accumulated depreciation of assets before their classification as "Non-current assets and disposal groups classified as held for sale".
20.    Financial liabilities at amortized cost
20.1    Breakdown of the balance

FINANCIAL LIABILITIES AT AMORTIZED COST (MILLIONS OF EUROS)

	Notes	March 2026	December 2025
Deposits		561,158	556,498
Deposits from central banks		17,962	17,226
Demand deposits		1,598	7
Time deposits and other		12,249	13,774
Repurchase agreements		4,115	3,445
Deposits from credit institutions		38,137	36,771
Demand deposits		6,925	6,764
Time deposits and other		17,093	16,700
Repurchase agreements		14,119	13,307
Customer deposits		505,059	502,501
Demand deposits		364,520	360,682
Time deposits and other		124,429	127,397
Repurchase agreements		16,109	14,422
Debt certificates issued		87,564	81,842
Other financial liabilities		23,080	20,258
Total	7	671,801	658,599

20.2    Debt certificates issued

DEBT CERTIFICATES ISSUED (MILLIONS OF EUROS)

	March 2026	December 2025
In Euros	41,938	42,070
Promissory bills and notes	5,100	5,379
Non-convertible bonds and debentures	16,771	15,860
Covered bonds	3,386	3,371
Hybrid financial instruments (1)	1,274	1,160
Securitization bonds	4,278	3,203
Wholesale funding	2,869	3,688
Subordinated liabilities	8,260	9,409
Convertible perpetual certificates	2,750	3,750
Other non-convertible subordinated liabilities	5,510	5,659
In foreign currencies	45,626	39,773
Promissory bills and notes	3,638	2,781
Non-convertible bonds and debentures	16,398	13,302
Covered bonds	101	94
Hybrid financial instruments (1)	9,380	7,914
Securitization bonds	—	—
Wholesale funding	4,357	4,142
Subordinated liabilities	11,750	11,540
Convertible perpetual certificates	2,609	2,553
Other non-convertible subordinated liabilities	9,141	8,986
Total	87,564	81,842
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.
20.3 Other financial liabilities

OTHER FINANCIAL LIABILITIES (MILLIONS OF EUROS)

	March 2026	December 2025
Lease liabilities	1,459	1,463
Creditors for other financial liabilities	5,009	4,597
Collection accounts	4,267	4,450
Creditors for other payment obligations ⁽¹⁾	12,345	9,748
Total	23,080	20,258
(1) This caption includes the amount pending execution, corresponding to the firm commitment for the acquisition of own shares derived from the execution of the corresponding share buyback programs as of each such date.
21.    Assets and liabilities under insurance and reinsurance contracts
As of March 31, 2026 and December 31, 2025, the balance under the heading "Insurance and reinsurance assets" amounted to €233 million and €198 million, respectively.
The breakdown of the balance under the heading "Liabilities under insurance and reinsurance contracts" is as follows:

LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	March 2026	December 2025
Liabilities for remaining coverage	11,483	11,456
Liabilities for incurred claims	1,344	1,304
Total	12,827	12,760
22.    Provisions

PROVISIONS. BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	March 2026	December 2025
Provisions for pensions and similar obligations	1,849	2,267
Other long term employee benefits	407	332
Provisions for taxes and other legal contingencies	762	805
Provisions for contingent risks and commitments	762	725
Other provisions (1)	271	293
Total	4,051	4,422
(1) Individually non-significant provisions for various concepts and corresponding to different geographical areas.
23.    Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees, with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides medical benefits to a closed group of employees and their family members, both in active service and retirement. During the first three months of 2026, there have been no relevant changes in the Group's commitments.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT IMPACT (MILLIONS OF EUROS)

	Notes	March 2026	March 2025
Interest income and expense		37	31
Personnel expense		56	40
Defined contribution plan expense	35.1	46	32
Defined benefit plan expense	35.1	9	8
Provisions or reversal of provisions	37	1	1
Total expense (income)		94	71
24.    Capital
As of March 31, 2026 and December 31, 2025, BBVA’s share capital amounted to €2,760,662,645.02 and €2,797,394,663.00 represented by 5,634,005,398 and 5,708,968,700 shares, respectively. This decrease has been the result of the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 20, 2026, under item 5 of the Agenda (see Note 4).

As of each of such dates, all shares were of the same class and series, fully subscribed and paid-up, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements, including agreements regulating the exercise of voting rights at its Annual General Meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.
25.    Retained earnings and other reserves

RETAINED EARNINGS AND OTHER RESERVES (MILLIONS OF EUROS)

	March 2026	December 2025
Retained earnings	51,498	46,346
Other reserves	510	203
Total	52,008	46,550
26.    Accumulated other comprehensive income (loss)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS). BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	March 2026	December 2025
Items that will not be reclassified to profit or loss	(2,429)	(2,505)
Actuarial gains (losses) on defined benefit pension plans	(1,435)	(1,396)
Non-current assets and disposal groups classified as held for sale	1	—
Fair value changes of equity instruments measured at fair value through other comprehensive income	(928)	(983)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(67)	(127)
Items that may be reclassified to profit or loss	(16,105)	(16,366)
Hedge of net investments in foreign operations (effective portion)	(3,238)	(3,117)
Mexican peso	(3,744)	(3,454)
Turkish lira	536	368
Other exchanges	(30)	(31)
Foreign currency translation	(12,351)	(13,340)
Mexican peso	(2,681)	(3,139)
Turkish lira	(6,463)	(6,625)
Argentine peso	(596)	(832)
Venezuelan bolivar	(1,908)	(1,910)
Other exchanges	(705)	(834)
Hedging derivatives. Cash flow hedges (effective portion)	162	311
Fair value changes of debt instruments measured at fair value through other comprehensive income	(666)	(209)
Hedging instruments (non-designated items)	14	(4)
Non-current assets and disposal groups classified as held for sale	(25)	—
Share of other recognized income and expense of investments in joint ventures and associates	—	(7)
Total	(18,533)	(18,871)
The balances recognized under these headings are presented net of tax.

27.    Minority interests (non-controlling interests)

MINORITY INTERESTS (NON-CONTROLLING INTERESTS). BREAKDOWN BY SUBGROUPS (MILLIONS OF EUROS)

	March 2026	December 2025
Garanti BBVA	1,325	1,315
BBVA Peru	1,890	2,004
BBVA Argentina	889	729
BBVA Colombia	56	53
BBVA Venezuela	164	133
Other entities	208	206
Total	4,534	4,441

PROFIT ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS). BREAKDOWN BY SUBGROUPS (MILLIONS OF EUROS)

	March 2026	March 2025
Garanti BBVA	49	31
BBVA Peru	94	96
BBVA Argentina	16	27
BBVA Colombia	2	—
BBVA Venezuela	31	23
Other entities	7	7
Total	199	184
28.    Commitments and guarantees given

COMMITMENTS AND GUARANTEES GIVEN (MILLIONS OF EUROS)

	Notes	March 2026	December 2025
Loan commitments given	6.2	250,869	227,554
Financial guarantees given	6.2	25,760	24,865
Other commitments given	6.2	66,668	60,159
Total	6.2	343,297	312,578
29.    Net interest income
29.1    Interest and other income

INTEREST AND OTHER INCOME. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	March 2026	March 2025
Financial assets at fair value through profit or loss	1,441	1,377
Financial assets at fair value through other comprehensive income	961	861
Financial assets at amortized cost ⁽¹⁾	12,926	12,189
Adjustments of income as a result of hedging transactions	238	255
Other income	57	38
Total	15,624	14,720
Of which: insurance activity	406	345
(1) Includes interest on demand deposits at central banks and credit institutions.

29.2    Interest expense

INTEREST EXPENSE. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	March 2026	March 2025
Financial liabilities at fair value through profit or loss	1,280	1,096
Financial liabilities at amortized cost	6,447	6,822
Adjustments of expense as a result of hedging transactions	32	162
Cost attributable to pension funds	37	31
Other expense	290	211
Total	8,086	8,321
Of which: insurance activity	306	243
30.    Dividend income

DIVIDEND INCOME (MILLIONS OF EUROS)

	March 2026	March 2025
Non-trading financial assets mandatorily at fair value through profit or loss	—	2
Financial assets at fair value through other comprehensive income	22	8
Total	22	9
31.    Fee and commission income and expense

FEE AND COMMISSION INCOME. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	March 2026	March 2025
Bills receivables	6	5
Demand accounts	73	78
Credit and debit cards and POS (1)	1,892	1,732
Checks	29	37
Transfers and other payment orders	257	239
Insurance product commissions	146	124
Loan commitments given	115	92
Other commitments and financial guarantees given	155	135
Asset management	504	435
Securities fees	145	106
Custody securities	59	53
Other fees and commissions	334	261
Total	3,716	3,297
(1) Points Of Sale.

FEE AND COMMISSION EXPENSE. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	March 2026	March 2025
Demand accounts	2	2
Credit and debit cards and POS (1)	933	842
Transfers and other payment orders	55	42
Commissions for selling insurance	18	8
Custody securities	25	25
Other fees and commissions	427	318
Total	1,460	1,237
(1) Points Of Sale.

32.    Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES, HEDGE ACCOUNTING AND EXCHANGE DIFFERENCES, NET (MILLIONS OF EUROS)

	March 2026	March 2025
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	130	114
Financial assets at amortized cost	1	1
Other financial assets and liabilities	130	113
Gains (losses) on financial assets and liabilities held for trading, net	641	770
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	4	86
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	159	54
Gains (losses) from hedge accounting, net	(9)	(5)
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	925	1,020
Exchange differences, net	(10)	(72)
Total	915	948

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AND HEDGE ACCOUNTING. BREAKDOWN BY NATURE OF THE FINANCIAL INSTRUMENT (MILLIONS OF EUROS)

	March 2026	March 2025
Debt instruments	28	153
Equity instruments	(460)	164
Trading derivatives and hedge accounting	858	266
Loans and advances to customers	(33)	27
Customer deposits	6	(4)
Other	526	413
Total	925	1,020
33.    Other operating income and expense

OTHER OPERATING INCOME (MILLIONS OF EUROS)

	March 2026	March 2025
Gains from sales of non-financial services	94	93
Other operating income	114	84
Total	208	177

OTHER OPERATING EXPENSE (MILLIONS OF EUROS)

	March 2026	March 2025
Change in inventories	42	39
Contributions to guaranteed banks deposits funds	178	165
Hyperinflation adjustment ⁽¹⁾	244	159
Other operating expense	309	285
Total	773	648
(1) For the three months ended March 31, 2026, it includes €147 million related to Argentina; €71 million related to Turkey; and €25 million related to Venezuela. For the three months ended March 31, 2025, it included €117 million related to Argentina; €37 million related to Turkey; and €6 million related to Venezuela.

34.    Income and expense from insurance and reinsurance contracts

INCOME AND EXPENSE FROM INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	March 2026	March 2025
Income from insurance and reinsurance contracts	1,038	1,294
Expense from insurance and reinsurance contracts	(577)	(923)
Total	460	371
35.    Administration costs
35.1    Personnel expense

PERSONNEL EXPENSE (MILLIONS OF EUROS)

	Notes	March 2026	March 2025
Wages and salaries		1,556	1,425
Social security costs		312	274
Defined contribution plan expense	23	46	32
Defined benefit plan expense	23	9	8
Other personnel expense		278	162
Total		2,201	1,901
35.2    Other administrative expense

OTHER ADMINISTRATIVE EXPENSE. BREAKDOWN BY MAIN CONCEPTS (MILLIONS OF EUROS)

	March 2026	March 2025
Technology and systems	525	442
Communications	66	65
Advertising	139	129
Property, fixtures and materials	149	142
Taxes other than income tax	128	114
Surveillance and cash courier services	60	72
Other expense	362	319
Total	1,430	1,283
36.    Depreciation and amortization

DEPRECIATION AND AMORTIZATION (MILLIONS OF EUROS)

	March 2026	March 2025
Tangible assets	257	237
For own use	164	152
Right-of-use assets	92	84
Investment properties and other	1	1
Intangible assets	160	141
Total	418	378

37.    Provisions or reversal of provisions

PROVISIONS OR REVERSAL OF PROVISIONS (MILLIONS OF EUROS)

	Notes	March 2026	March 2025
Pensions and other post-employment defined benefit obligations	23	1	1
Commitments and guarantees given		31	(12)
Pending legal issues and tax litigation		15	62
Other provisions		17	—
Total		64	51
38.    Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

IMPAIRMENT OR REVERSAL OF IMPAIRMENT ON FINANCIAL ASSETS NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS OR NET GAINS BY MODIFICATION (MILLIONS OF EUROS)

	March 2026	March 2025
Financial assets at fair value through other comprehensive income - debt securities	—	16
Financial assets at amortized cost	1,820	1,369
Of which: recovery of written-off assets by cash collection	(115)	(76)
Total	1,820	1,385
39.    Impairment or reversal of impairment on non-financial assets

IMPAIRMENT OR REVERSAL OF IMPAIRMENT ON NON-FINANCIAL ASSETS (MILLIONS OF EUROS)

	March 2026	March 2025
Tangible assets	—	—
Intangible assets	3	2
Others	1	—
Total	4	1
40.    Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

GAINS (LOSSES) FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE NOT QUALIFYING AS DISCONTINUED OPERATIONS (MILLIONS OF EUROS)

	March 2026	March 2025
Gains on sale of real estate	9	18
Impairment of non-current assets held for sale	(5)	1
Gains (losses) on sale of investments classified as non-current assets held for sale	—	—
Total	5	19

41.    Subsequent events
By means of an Other Relevant Information notice dated April 17, 2026, BBVA announced the completion of the execution of the Second Tranche of the Framework Program, having reached the maximum monetary amount of €1,000 million. Between March 23 and April 17, 2026, a total of 52,800,888 own shares, representing approximately 0.94% of BBVA's share capital on that date were acquired. The amortization of such shares is pending execution as of the date of preparation of the Consolidated Financial Statements (see Note 4).
From April 1, 2026 to the date of preparation of these Consolidated Financial Statements, no subsequent events not mentioned in these Consolidated Financial Statements have taken place that could significantly affect the Group’s earnings or its consolidated equity position.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ Luisa Gómez Bravo

Name:	Luisa Gómez Bravo
Title:	Chief Financial Officer
Date:	April 30, 2026